

MSA

The Safety Company

MSA ANNUAL REPORT

2007

Our Mission

That men and women may work in safety and that they, their families and their communities may live in health throughout the world.

Our Vision

To be the leading innovator and provider of quality safety and instrument products and services that protect and improve people's health, safety and the environment.

To satisfy customer needs through the efforts of motivated, involved, highly trained employees dedicated to continuous improvement in quality, service, cost, value, technology and delivery.

About The Cover

Research shows there is a strong connection between financial growth and customer loyalty. Understanding this important correlation, MSA embarked on a significant endeavor in 2007 to heighten its focus on building exceptional levels of customer loyalty, to the point that it becomes a distinct competitive advantage.

Focusing on customers and understanding their diverse safety needs has been part of MSA's mission since 1914. Now, the company is renewing this commitment, driven by a new customer service promise that reminds all of us "We make the world safer, one person at a time."

Shown on the cover are four MSA customers who put their trust in MSA on a daily basis. Whether for fall protection equipment, instrumentation, respiratory protection or head protection, these individuals all count on their MSA equipment to work as designed, when they need it most. Their profiles are featured on the pages that follow.

Business of MSA

MSA is in the business of developing, manufacturing and selling innovative and sophisticated products that enhance the safety and health of workers throughout the world. Criti cal to MSA's mission is a clear understanding of customer processes and safety needs. MSA dedicates significant resources to research which allows the company to develop a keen understanding of the customer safety requirements fo a diverse range of markets, including the fire service, home land security, construction, public utilities, mining, chemical petroleum, HVAC, hazardous materials remediation, military and retail. MSA's principal products, each designed to serve the needs of these target markets, include respiratory prote tive equipment, thermal imaging cameras, gas detection instruments, ballistic protection, as well as head, eye, face, hearing and fall protection products.

MSA was founded in 1914 by John T. Ryan and George Deike, two mining engineers who had firsthand knowledge the terrible human loss that was occurring in underground coal mines. Their knowledge of the mining industry provide the foundation for the development of safety equipment to better protect underground miners. While the range of markets served by MSA has expanded greatly over the years, the founding philosophy of understanding customer safety needs and designing innovative safety equipment solutions remains unchanged.

MSA is headquartered in Pittsburgh, Pennsylvania, with operations employing 5,100 associates throughout the worl A publicly held company, MSA's stock is traded on the New York Stock Exchange under the symbol MSA.


MSA
The Safety Company
MSA ANNUAL REPORT
2007

Financial Highlights

	2005	2006	2007
For The Year (thousands, except per share)			
Net sales	$907,912	$913,714	**$990,252**
Net income	$81,783	$63,918	**$67,588**
Basic earnings per common share	$2.24	$1.76	**$1.89**
At Year End (thousands)			
Total assets	$725,357	$898,620	**$1,016,306**
Working capital	$246,367	$289,424	**$287,861**
Common shareholders' equity	$381,470	$436,926	**$460,604**
Common Stock (thousands)			
Shares outstanding	36,546	36,015	**35,662**
Market capitalization	$1,323,330	$1,319,965	**$1,849,776**



$907.9
$913.7
$990.3
05
06
07

Sales



$81.8
$63.9
$67.6
05
06
07

Net Income

Annual Sales by Product Group



12%
27%
14%
24%
23%

- Head Protection (Helmet, Eye, Face & Hearing)
- Air-Supplied Respirators
- Gas Detection Instruments
- Air-Purifying Respirators
- Fall Protection and Other

Annual Sales by Region



6%
7%
52%
11%
24%

- North America
- Europe
- Asia & Pacific Rim
- Africa
- South America

To Our Shareholders

Many interesting things were done within the company in 2007, some of which I would like to review with you here. There were significant sales achievements in 2007. MSA International grew its business by 24 percent. A clear majority of this growth was in actual sales in local currencies, while just a smaller part of it was the effect of the strengthening of some currencies against the U.S. dollar. Particularly noteworthy was the growth of our business in South America, in the Southeast Asia region, in China, and in the Middle East. Our "Order of the Year" was gaining the self-contained breathing apparatus (SCBA) business of the Beijing Fire Bureau, a noteworthy achievement in the capital of a country of importance to us.

In North America, areas of significant growth were industrial helmets, fall protection, Homeland Security respirators, thermal imaging cameras (despite some funding issues with the U.S. Fire Service), the Advanced Combat Helmet and our business in Mexico. The ubiquitous V-Gard protective helmet, the largest selling "hardhat" in the U.S. and in many other countries of the world, continued chugging along with fine growth. We are pleased by the major improvement in our North American fall protection business lead by our Workman line of harnesses and related fall protection devices. MSA was also able to get a larger amount of business for the Advanced Combat Helmet while we continued to work on projects to develop a new generation of ballistic head protection for our troops.

A major transaction, outside of our traditional business, was the sale of a significant amount of land at our Cranberry Woods real estate site for the headquarters of the Westinghouse Electric Company, which was recorded and announced in the third quarter. We still own a meaningful amount of land at Cranberry Woods.

MSA Europe's strongest product area was self-contained breathing apparatus for the fire service and others who need a reliable source of air in dangerous atmospheres. MSA Auer gained a major order for breathing apparatus from the German Military that will be a multi-year project. Additionally, our sales were strong and at goal in Italy, Netherlands, Spain, and at MSA Sordin, our specialists in hearing protection.

In new product development our most noteworthy accomplishment was that MSA, in September 2007, was once again the first producer to have its self-contained breathing apparatus certified to meet new versions of two critically important National Fire Protection Association (NFPA) standards. This continues MSA's unbroken record of being number one with each new NFPA standard since the process began in 1987. We were also pleased by a new power-assisted respirator, the OptimAir TL, and the Evolution 5600 Thermal Imaging Camera, that were introduced during the year. Overall our "Process of the Year" was the globalization of MSA's new product development process to make our R&D more effective on a global basis.

A senior factory supervisor who was attending his last meeting before his retirement came up to me and said, "You know what I like the most about this company? It is that nobody ever asks you to do anything that you know is wrong in order to benefit the company or help yourself." This is the essence of the company's award-winning ethics program that has been true from its foundation.

Our manufacturing operation's Project Magellan made major strides in 2007. This is an activity to enhance the productivity of MSA manufacturing in North America, particularly by improving the efficiency of our use of factory capacity. We could see, by year end, the contribution that Project Magellan is making in improving our product costs. MSA's fire helmet operations were moved to Jacksonville, North Carolina. Bill Lambert and I helped inaugurate the opening of a new modern MSA manufacturing facility in Querétaro, Mexico. There we will consolidate all of our current Mexican manufacturing activities and will have cost-effective production of certain parts of our line to supply MSA globally. In addition, ground was broken for a new manufacturing and R&D center in Suzhou, China, which will be opening this coming fall. Safety is our middle name, and we were pleased that our factory in Cranberry, Pa. joined its sister facility in Murrysville, Pa. in attaining the prestigious "VPP Star Award" from the U.S. Occupational Safety and Health Administration for our safety program at Cranberry.

I was particularly pleased by the number of significant awards won by the company throughout the year. MSA was named "2007 Manufacturer of the Year" by the *Pittsburgh Business Times* as the most outstanding manufacturing organization in Western Pennsylvania. We shared, with FedEx Corporation, a national award for the "2007 Outstanding Corporate Innovator," given by the Product Development and Management Association (PDMA), for demonstrating a company-wide commitment to innovation and the continuous development of new products. Recently, MSA was honored with the "Pittsburgh Business Ethics Award" in the large company category by the Pittsburgh Chapter of the Society of Financial Service Professionals and the University of Pittsburgh's David Berg Center for Ethics and Leadership. I commend all MSA associates who played a role in winning these awards.

This was a year of major transition in the management of the company. As reported this time last year, Bill Lambert was elected President and Chief Operating Officer, assuming responsibility for all of MSA's operating units. Under his leadership, and with my full agreement, the organization of management responsibilities was changed to achieve a more global outlook. Bill and I, and others, had felt that while we had gone a long way in optimizing the company's performance in each of our three main geographic regions, we needed to make these changes in order to optimize company performance on a global basis, particularly, to take the next steps that were necessary in global manufacturing, global product development and other key processes.

Many officers of the company also received new responsibilities. This is reviewed in detail in the Organization page on the inside back cover. Roberto Cañizares was elected as Executive Vice President of the corporation and has sales and overall profit responsibilities for the MSA organizations in Europe and in International (defined as all of MSA activities outside of North America and Europe). This is a significant additional responsibility for Rob, building upon his five years as President of MSA International. Rob is splitting his time between Berlin, Pittsburgh, and being on the road at our International locations. Joseph A. Bigler was named President, MSA North America, and has similar responsibilities for our activities in the United States, Canada and Mexico. Joe expands upon his sales executive skills to assume broad responsibility for the company in North America. Our Chief Financial Officer, Dennis L. Zeitler, was elected Senior Vice President and leads our financial activities worldwide. Next, we restructured our global organizations in the key areas of Operations, New Product Development and Human Resources. Kerry M. Bove expanded upon his North American responsibilities to become Vice President, Global Operational Excellence. Ronald N. Herring, Jr., was assigned to be Vice President, Global Product Leadership. Paul R. Uhler expands his responsibilities as Vice President, Global Human Resources, to include the company's HR activities worldwide, particularly concentrating on the development of our associates and using best HR practices globally. Our two other officers, Douglas K. McClaine, Vice President and General Counsel, and Stephen C. Plut, Vice President and Chief Information Officer, continue in their current global functional responsibilities as Vice Presidents. This organization marks a change from the strict geographic organization that we have employed until recently. I believe that MSA will do very well with this organization going forward. Such an organization requires optimal teamwork to enable it to function effectively, and I believe the people we have in these positions have the cooperative skills to make it work. Our initial experiences have confirmed this.

In our company performance for 2007, we attained record sales of just short of a billion dollars. Our net profit improved, but not as much as we had hoped, and we did not reach our goal of record earnings. There were two primary factors that almost entirely kept us from meeting our earnings goals: sales to the U.S. Fire Service and special tax charges in



John T. Ryan III (center) shown with members of MSA's executive leadership team, including, from left, Dennis Zeitler, Joseph Bigler, Rob Cañizares, William Lambert, Steve Plut, Paul Uhler, Ron Herring, Douglas McClaine and Kerry Bove.

Germany and Japan. The U.S. Fire Service sales issue early in the year was related to previous delays in the Federal Government funding to the U.S. Fire Service under the Assistance to Firefighter Grant (AFG) Program, which, later in the year, was mostly resolved. A more important factor was the uncertainty in the marketplace surrounding SCBA procurement because of the transition to the new NFPA standards. While MSA was the first to obtain full certification, we did not have as long a head start in getting early approval as we did have with previous versions of the standard, due to the complexity of this project. With the delays of other producers in getting such approval and in getting samples out, and with some new AFG administrative procedures, a significant part of the market did not complete their purchasing decisions before year-end 2007, as they were waiting to see their alternatives and have a chance to test them. The tax charges were primarily the result of write-offs in deferred tax assets in Germany caused by, primarily, the reduction of the statutory tax rate (a factor which helps the company going forward) and in Japan due to a reassessment of the potential of the realization of the deferred tax assets.

In discussing our performance, I thought it useful to review the commentary that I made in this letter last year concerning our 2007 objectives, and see how the actual results compare. We wanted to keep up our growth in the large majority of our business outside of the volatile areas of the U.S. Fire Service and the North American military. We have stated that we would be disappointed if we could not generate 10 percent annual growth in this area which, in 2007, represented 80 percent of the company's business. We were not disappointed in 2007, as our sales growth in this area over 2006 exceeded that goal, with just a little help from the exchange rate effects. This was accomplished despite the flatness of our sales in Europe after MSA Europe achieved exceptional 15 percent growth in euros the year before. We sought to increase our invoicing and reach our sales objective in military protective products in North America, and we did so, despite several supply difficulties and NFPA approval issues which held back three projects on which we will gain invoicing in 2008. We set out to carefully watch our costs. Our results in some areas were quite good and in other areas were mixed. We are grappling with the challenges of matching our strong rate of introduction of new products with an effective phase in – phase out "PIPO" process to limit our inventory risk on the products that are being replaced by new ones.

Finally, we wanted to handle the short-term volatility in the U.S. Fire Service. This was an adventure. In the letter last year we said that there were six factors involved in the Fire Service in 2007, "which, for the most part, reflect the timing of business and not their ultimate achievement." This latter commentary is one which we continue to profess today. Issues with the Fire Service identified last year were the following, to which I add my commentary on what has resulted. The first issue was the AFG funding, where we wanted it to get back on track

To Our Shareholders *Con't.*

from the serious delays in 2006. This process is catching up, with some administrative complications. AFG funding released in the 2007 calendar year was back to past levels, and we expect that the "catch up" in AFG funding will be completed by the end of the first quarter, 2008. The proportion of AFG grants allocated to personal protective equipment has returned to normal. Municipal spending on the Fire Service is a hard matter to track but we think that it is probably similar to that of recent years. MSA's market share, of which I said last year, "I am confident," fulfilled our confidence level. We are pleased with the proportion of orders that we received from those fire departments which have made decisions. Last year, we wondered whether the market would prefer the old or new standard of NFPA, and the clear result was that they mostly preferred the new standard, though we got some good business in the second quarter with the closeout of the older devices. Finally, the major question was the impact of the new NFPA standards. New NFPA standards have historically been very good to us in the medium term, to other producers and to, most importantly, the firefighters of America. However, the new standard can cause timing dislocations in the flow of business around the time of its introduction, particularly, if getting approval becomes a long and arduous process. In early 2007, we were hoping for a very strong closing of the year, anticipating that approvals for everyone in the market would come fairly quickly and customer decisions would soon follow. In reality, there was a strong tendency in the marketplace to wait past year-end to make buying decisions. A breathing apparatus decision is a fairly long-term decision process for individual fire departments. While we successfully delivered new product samples to the marketplace in mid-fourth quarter, and were well ahead of the field, many customers wanted to wait to see what alternatives existed. Other than from MSA, certified product and abundant samples for evaluation in the marketplace were quite limited at the time. Additionally, there was a need for customers to figure out how to handle the new AFG administrative procedures. These factors and the holiday season caused time to run out on us in Fire Service sales in 2007.

As of the time of this writing, our situation is looking up. We have seen significant improvement in the U.S. Fire Service toward making decisions on, particularly, breathing apparatus, and we have been pleased by the number of such decisions that have come our way. Incoming orders, in the first two months of the year in the Fire Service in North America, were strong – and somewhat back to the high levels of 2005 and early 2006. Each individual piece of AFG funding has a one year deadline for the recipients to both make a decision and actually receive shipment of their desired product. This deadline will help to motivate timely decision making in the marketplace. While there is a long time between now and December 31, 2008, we are currently optimistic about our prospects for the U.S. Fire Service.

Our military invoicing should be up, as we ship items that missed 2007 due to supply constraints and as we pick up new orders, including some very useful orders in Germany and France. The balance of our business, which is a vast majority of our total, continues to have a goal of 10 percent growth. It is early but we also feel that we are off to a good start in this area. However, a North American or worldwide recession would be a significant threat to growth in this business. It is not clear whether this will happen. As of the time of this writing, we, frankly, have not seen this in the markets we serve. Please keep in mind that MSA has a substantial diversity in the locations from which we get business, so localized recessions might hurt us less than if we were not so globalized. Some of our important markets, such as oil, gas and energy and non-residential construction, particularly on infrastructure, may move independently of the general economy. Our spending on internal projects will be calibrated to the extent that we see our industrial business moving. We will do our best, and time will tell how economic conditions will proceed.

As previously announced, I intend to retire as a full-time executive of the company in mid-year 2008 after turning over the CEO position at the upcoming shareholders meeting. All of my predecessors (except one of the founders) who lived to be 65, retired as CEO at that age, and that, I think, makes good sense. I have been in this position over 16 years and I think, at this point, I will have done my duty to the company. I plan to retain a great personal interest in MSA, as I have all of my life, and I expect to be very actively involved with the company at the Board and the shareholder level. However, I will not be an active manager, nor will I be in the office everyday, or even close to that. I plan to pursue non-business interests which I could not do when I had a "day job." I see my business transition as similar to when I transitioned from being a parent to a grandparent. You still love the young ones, but it isn't as much work and others have the day-to-day responsibility. Bill Lambert and his team will do a great job as they take over the company this year.

It has been an honor for me to serve this company, its people, its shareholders and its noble mission. I conclude with the recollection of my first management meeting at MSA more than three decades ago. A senior factory supervisor who was attending his last meeting before his retirement came up to me and said, "You know what I like the most about this company? It is that nobody ever asks you to do anything that you know is wrong in order to benefit the company or to help yourself." This is the essence of the company's award-winning ethics program that has been true from its foundation. One of my great satisfactions is leaving with the confidence that we have kept this up, and that anyone retiring with me in the Class of 2008, could go to their last management meeting and say the same thing today to some young associates who have just come aboard and have confidence that they, too, will understand and pass it on.



John T. Ryan III
Chairman of the Board and
Chief Executive Officer



As an occupational health nurse at Steel Dynamics, the nation's fifth largest producer of carbon steel products, Wendy Coglianese makes it her mission to prote every one of the 400 workers at the company's mini-mill in Pittsboro, Indiana, so the can return home safe and sound. She says all of the employees wear MSA hard hats prevent head injuries at the mill, which manufactures engineered bar products for tractors, and military and automotive applications. The steelworkers also depend on MSA safety harnesses for fall protection. Wendy says MSA manufactures quality safety products that are also comfortable to wear. A resident of Brownsburg, Indiana, Wendy, 43, enjoys spending time with her husband and three children. When she's not working she runs and plays sports to stay fit.

"I rely on MSA products to protect my co-workers so they go home safely to their families at the end of the shift."

Vendy Coglianese
teel Dynamics, Inc.
ittsboro, IN

2007 Year in Review



In 2007, MSA secured seven Advanced Combat Helmet (ACH) contracts totaling $36 million.



MSA's FireHawk® M7 Air Mask became the first self-contained breathing apparatus (SCBA) to be certified as compliant with two new standards adopted by the National Fire Protection Association.



A major new product in 2007, the OptimAir® TL Powered Air-Purifying Respirator was designed using both North American and European resources.

A Year of Customer-Focused Achievements

MSA achieved record sales of $990 million in 2007 while becoming more customer-focused than ever before. Inspired by a newly established Customer Service Promise – ***"We Make the World Safer, One Person at a Time"*** – MSA renewed its commitment to providing customers with service unmatched in the safety industry and, in the process, enhanced its ability to provide a growing line of sophisticated safety solutions for customers in key global markets.

To be sure, MSA strengthened its business in 2007 with an emphasis on four strategic imperatives, all of which drive toward the ultimate goal of building customer loyalty by delivering exceptional levels of protection, quality and value.

These imperatives are:

- *Achieve sustainable growth through product leadership;*
- *Expand market penetration through exceptional customer focus;*
- *Control costs and increase efficiency in asset utilization; and*
- *Build the depth, breadth and diversity of our global team.*

Product Leadership

In 2007, MSA's innovation pipeline produced new or improved safety products that delivered greater value and features for our customers while meeting high certification standards. Our product leadership reflected our integrated global capabilities in R&D, our advanced manufacturing processes, our safety expertise and our intensified focus on meeting – quickly and cost effectively – the ever-changing needs of customers.

In North America, MSA once again demonstrated its ongoing leadership in the fire service industry with the introduction of the FireHawk M7 self-contained breathing apparatus (SCBA). The FireHawk M7 Air Mask became the first SCBA to be certified as meeting two rigorous new standards adopted by the National Fire Protection Association for both open-circuit SCBA and Personal Alert Safety System devices.

With a $1.5 million order, the Jacksonville, Florida Fire and Rescue Department was the first customer to take delivery of the new FireHawk M7 Air Mask. MSA also completed NFPA re-certification of its entire Cairns Helmet product line. And in the growing market for fall protection, MSA completely redesigned its comprehensive line of harnesses and lanyards to meet new Canadian and U.S. standards under a very tight deadline.

Major new product launches in North America included the OptimAir TL Powered Air-Purifying Respirator (PAPR) and the next generation series of Altair Multigas Detectors. The OptimAir TL PAPR was developed using both North American and European resources. It is MSA's first completely new PAPR designed for the North American market since the early 1990s. Two exciting new features associated with this product include an automatically-activated cartridge switch that sets blower speed and optimizes battery performance, and an internal pressure switch that compensates flow rates for varying altitudes.



The Altair 4 and Altair 5 detectors are great examples of MSA's heightened global focus. These are platform projects that will ultimately replace the Solaris, Orion, Sirius and FiveStar product lines at dramatically lower costs and with more exciting features for our customers.

The Altair® 4 and Altair® 5 Multigas Detectors, right, cost about one-third less than the products they were designed to replace, while providing greater features and versatility for users.


258
COCHRAN HOSE

As a volunteer firefighter for the Cochran Hose Company in Sewickley, Pennsylvania, Shayne Quinn puts his life on the line when he enters a burning building. Shayne says he relies on MSA's Cairns Classic 1000 Traditional Composite Fire Helmet and the FireHawk Air Mask to protect hin from head injuries and potentially lethal smoke inhalation. Shayne answere the call to community service by becoming a junior volunteer firefighter wh he was just 14. Now 23, he has served with the Cochran Hose Company for five years, in addition to working for the Sewickley Water Authority, where he repairs and installs water lines and fire hydrants.



"I count on MSA because people depend on me."

Shayne Quinn
Cochran Hose Company
Sewickley, PA

2007 Year in Review







New Left/Right muffs from MSA Sordin offer enhanced hearing protection for ears of different shapes and sizes.

MSA Paraclete continues to design and manufacture body armor kits that fulfill mission-specific military applications, including those for U.S. Special Forces.

In 2007, MSA's fall protection harnesses and lanyards underwent a major redesign to meet new Canadian and U.S. standards.


pdma
OCI
Outstanding Corporate Innovator
Winner
2007
MSA

The Product Development and Management Association recognized MSA's pioneering culture, creative thinking and innovative processes with the 2007 Outstanding Corporate Innovator award.

In Europe, MSA introduced the Chillgard M-100 Refrigerant Sensor, a compact photoacoustic infrared sensor that detects potential leaks of halogenated refrigerants with twice the performance accuracy of earlier models, and at a much lower cost. Other major product launches in Europe included: the AirGo Modular SCBA; new Left/Right hearing protectors that offer enhanced protection for ears of different shapes and sizes; and the Fuego Helmet from MSA Gallet, providing new and advanced head protection for firefighters.

Reflecting the company's excellence in product innovation and design, MSA received the 2007 Outstanding Corporate Innovator award from The Product Development and Management Association. MSA was recognized for its company-wide commitment to innovation and continuous development of profitable new products in highly competitive markets. Previous winners of this highly coveted award include Apple Computer, BMW Group, Eastman Kodak and Hewlett-Packard, to name just a few.

Market Penetration

Around the world, the value of MSA's product leadership was demonstrated through several contracts that reflected the company's focus on developing products that provide exceptional value, engineering, performance and reliability. For example, MSA secured contracts totaling $10 million to provide CBRN (chemical, biological, radiological and nuclear) Ultra Elite Gas Masks, Response Tactical Hoods and Safe Escape Hoods to the State of New York, the New York State Transit Authority and police departments in the state. Additionally, military orders rebounded strongly in 2007, led by seven North American contracts totaling $36 million for Advanced Combat Helmets, a $6 million Air Force contract for MCU-2/P gas masks, and a $7 million order from the United States Air Force for the FireHawk M7 Air Mask, representing the first-year delivery award against a five-year contract. During the year, MSA Safety Works, our growing retail consumer products business, expanded its presence with The Home Depot. Overall, 78 additional Home Depot stores began carrying MSA Safety Works products after MSA unveiled new customer-friendly packaging concepts.

In Europe, the German Federal Defense Forces (Deutsche Bundeswehr) awarded MSA a $36 million six-year contract for self-contained breathing apparatus, spare cylinders and test benches. MSA Europe also won contracts to furnish F1 and F2 X-trem helmets to the French Police and the Algerian Civil Security Forces. In China, MSA won $5 million in orders from the Beijing Fire Bureau for self-contained breathing apparatus, helmets, thermal imaging cameras and air carts. In the Middle East, MSA secured a $5 million contract to supply the Iraqi National Defense Forces with MSA Paraclete body armor and plates. MSA also won a $4 million contract to supply SAVOX mine rescue packs to Anglo Platinum, a leading platinum producer based in South Africa.



The Fuego Helmet from MSA Gallet provides firefighters with new and advanced head protection.



Working in a chemical plant requires extra attention to safety, which is why Tommy Cooper has depended on MSA products for 15 years. Tommy, 49, is a senior safety and health specialist at Lyondell Chemical Company's Bayport Choate plant in Pasadena, Texas. The facility manufactures propylene oxide, an intermediate chemical used to manufacture the raw materials for many everyday products, from anti-freeze and coatings to seat cushions and cosmetics. Tommy and his colleagues rely on MSA's portable Sirius Multigas Detector to make sure there are not dangerous levels of propylene oxide when lines are opened for maintenance. They also use Orion and Solaris gas detectors, as well as MSA Air Masks and air-purifying respirators. A resident of Baytown, Texas, Tommy is married and has three children and two grandchildren.



"A reliable and accurate meter is crucial when it comes to keeping our plant safe. That's why we count on MSA."

Tommy Cooper
Lyondell Chemical Company
Laporte, TX

2007 Year in Review



MSA's new 77,000 sq. ft. manufacturing facility in Querétaro, Mexico opened in December, marking MSA's 50th year of doing business in Mexico.

Strengthening MSA's position in promising growth markets has been a focus of the company since MSA founders first explored business opportunities in Europe in the 1930s. Today, with MSA flags in more than 40 countries, that vital element of MSA's business strategy has never been more evident. In 2007, recognizing the growth potential that exists in India, MSA became a 100 percent owner of MSA India (formerly a joint venture), and relocated its headquarters to a modern facility in Calcutta. To reach and serve customers in the Middle East, MSA opened a new office in Cairo, Egypt while in Southeast Asia, MSA created its first business in Thailand by purchasing the assets of a former MSA distributor there.

Perhaps most notably, MSA broke ground on a new manufacturing and technology center to be located in Suzhou, China. Scheduled to be completed in 2008, this facility will serve as the new hub of all MSA business activity in China.



MSA's new facility in Mexico serves as a key manufacturing site for several MSA products, including head protection, fall protection and instrumentation.



MSA executives break ground on a new technology and manufacturing center in Suzhou, China.



A technician with MSA Australia customer Adelaide Brighton Cement relies on an Orion® Plus Detector to monitor toxic ammonia levels.

Delivering Enhanced Productivity at a Lower Cost

Clearly one of the best avenues to increase customer loyalty is to consistently offer products and services that deliver value commensurate with customer expectations. This simple business axiom served as the driving force behind a major initiative in 2007 that will enhance MSA's global competitiveness for years to come. In January 2007, MSA launched Project Magellan, an initiative to reconfigure the company's North American factory network to reduce costs, improve utilization and enhance value and service for our customers.

A key element of Magellan was the shifting of fire helmet production from New Jersey to Jacksonville, North Carolina. This transition was completed in the third quarter. The second major milestone of Project Magellan occurred in December when John Ryan III and other company executives celebrated the opening of a new 77,000 square foot manufacturing facility in Querétaro, Mexico. As one of MSA's fastest growing markets, Mexico has been a site of MSA operations since 1957. The new state-of-the-art manufacturing center, located 135 miles northwest of Mexico City, currently employs about 90 MSA associates with employment expected to increase to about 170 throughout 2008. The plant will serve as a key manufacturing site for a number of MSA products, primarily for the Mexican market, but eventually serving markets around the world.

Global Teamwork

In 2007, MSA created a new global organizational structure that ensures globally coordinated functions in operational excellence, product marketing, new product development and human resources. Ultimately, this realignment and redeployment of resources will allow MSA to serve its customers better and more efficiently. Already this new structure has resulted in vastly improved cooperation between MSA's engineering centers, marketing teams and operations staff. And the company is training associates at MSA facilities around the world, from China to São Paulo, and from Sydney to Pittsburgh and Berlin, to adopt best practices that will enhance quality and reduce costs for MSA and its customers.



Scheduled to open in 2008, MSA's new facility in Suzhou, China will serve as the hub for all MSA business activity in China.



Sheet metal foreman Jack Hughes says he takes no chances when he's working on construction projects like the expansion of the Canadian National Railway Company's facilities in Memphis, Tennessee. When he installs duct work and heating systems, he depends on MSA safety glasses to protect his eyes from debris and MSA safety harnesses for fall protection when he's working above the ground. Jack has worked 20 years for Ivey Mechanical Company in Kosciusko, Mississippi. When he's not working, the 39-year-old enjoys bass fishing and spending time with his wife and two daughters at their home in Kosciusko.

"I count on MSA to ensure that I stay safe, all body parts intact."

Jack Hughes
Ivey Mechanical Company
Kosciusko, MS

2007 Year in Review



In October, MSA hosted its second annual Investors' Day in Pittsburgh and at the Allegheny County Fire and Police Training Academy. The one-day event provided analysts and investors with an in-depth look at the company's growth strategies, and gave participants a unique first-hand experience with MSA products through a live-burn training exercise.

Customer Loyalty – The Best Strategy for Growth

MSA earned the No. 1 ranking for "Sales & Service Support" in 2007 from Airgas' Telesales Group, which based the score on internal surveys evaluating 30 top manufacturers. And MSA's overall customer satisfaction scores also rose to high levels. Yet, MSA associates know they can do more… and they are.

During the year, MSA launched a major endeavor that places a new level of focus on generating high levels of customer satisfaction and, ultimately, customer loyalty. The major elements of this program are an educational effort designed to broaden associate understanding of Customer Loyalty drivers, communications training for all of MSA management, and new tools every MSA associate can use to identify opportunities for improvement and, in the process, make meaningful contributions that drive customer delight.

As 2007 came to a close, marking 93 years in business for the company, it was evident that MSA had become much more than the world's leading manufacturer of sophisticated products that help protect people around the world.

Indeed, MSA has enhanced its performance, capabilities, processes and operations, and the value of our products, for the benefit of our customers. Today, MSA is better aligned and positioned – with growing global businesses and an expanding global product line – to keep to its customer promise of ***"Making the World Safer, One Person at a Time."***

Voluntary Protection Programs
An OSHA Cooperative Program



"Making the world safer, one person at a time," starts with our employees. As a global leader in safety, MSA associates are dedicated to achieving the highest levels of workplace safety. Recognizing that, MSA's Cranberry, Pa. manufacturing facility was named one of the safest in the country by the Occupational Safety and Health Administration.



Working to ensure proper emergency response capabilities, the Dubai Civil Defense Crew relies on MSA Auer's BD96 SCBA for training purposes at Intersec Middle East – the largest exhibition for commercial safety, fire & rescue, safety & health and homeland security in the Gulf region.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007 | **Commission File No. 1-15579**

MINE SAFETY APPLIANCES COMPANY

(Exact name of registrant as specified in its charter)

Pennsylvania	**25-0668780**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
121 Gamma Drive **RIDC Industrial Park** **O'Hara Township** **Pittsburgh, Pennsylvania**	**15238**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 412-967-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	**New York Stock Exchange**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)	

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of February 15, 2008, there were outstanding 35,672,042 shares of common stock, no par value, not including 2,519,940 shares held by the Mine Safety Appliances Company Stock Compensation Trust. The aggregate market value of voting stock held by non-affiliates as of June 30, 2007 was approximately $1.3 billion.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the May 13, 2008 Annual Meeting of Shareholders are incorporated by reference into Part III.

Table of Contents

Forward-Looking Statements

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, but are not limited to, those listed in this report under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable words. These statements are only predictions and are not guarantees of future performance. Therefore, actual events or results may differ materially from those expressed or forecast in these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update publicly any of the forward-looking statements after the date of this report whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

Overview—Mine Safety Appliances Company was incorporated in Pennsylvania in 1914. We are a global leader in the development, manufacture and supply of sophisticated products that protect people's health and safety. Sophisticated safety products typically integrate any combination of electronics, mechanical systems, and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive line of safety products is used by workers around the world in the fire service, homeland security, construction, and other industries, as well as the military. Our broad product offering includes self-contained breathing apparatus, or SCBAs, gas masks, gas detection instruments, head protection, respirators, thermal imaging cameras, fall protection, and ballistic helmets and body armor. We also provide a broad offering of consumer and contractor safety products through retail channels.

We dedicate significant resources to research and development, which allows us to produce innovative, sophisticated safety products that are often first to market and exceed industry standards. Our global product development teams include cross-geographic and cross-functional members from various functional areas throughout the company, including research and development, marketing, sales, operations, and quality management. Our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations, such as the National Institute for Occupational Safety and Health, or NIOSH, and the National Fire Protection Association, or NFPA, to develop industry product requirements and standards and to anticipate their impact on our product lines.

Segments—We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into three geographic segments: North America, Europe, and International. Segment information is presented in the note entitled "Segment Information" in Item 8—Financial Statements and Supplementary Data.

Because our financial statements are stated in U.S. dollars, currency fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods.

Principal Products—We manufacture and sell a comprehensive line of sophisticated safety products to protect workers around the world in the fire service, homeland security, construction, and other industries, as well as the military. We also provide a broad offering of consumer and contractor safety products through retail channels. Our products protect people against a wide variety of hazardous or life-threatening situations. The following is a brief description of each of our principal product categories:

Respiratory protection. Respiratory protection products are used to protect against the harmful effects of contamination caused by dust, gases, fumes, volatile chemicals, sprays, micro-organisms, fibers, and other contaminants. We offer a broad and comprehensive line of respiratory protection products.

- *Self Contained Breathing Apparatus.* SCBAs are used by first responders, petrochemical plant workers, and anyone entering an environment deemed immediately dangerous to life and health. SCBAs are also used by first responders to protect against exposure to chemical, biological, radiological, and nuclear, or CBRN, agents. In September 2007, our latest generation SCBA, the FireHawk M7, was certified as meeting new rigorous performance requirements adopted by the NFPA. The FireHawk M7 Air Mask was the first device of its kind to be certified by the Safety Equipment Institute, or SEI, as NFPA compliant for both its breathing apparatus and Personal Alert Safety System, or PASS. The PASS device is an SCBA component that sounds a loud, piercing alarm when a firefighter becomes disabled or lies motionless for 30 seconds. The new NFPA standards also established higher benchmarks for electronics durability.

- *Air-purifying respirators.* Air-purifying respirators range from the simple, filtering types to powered full-facepiece versions for many hazardous applications, including:
    - full face gas masks for military personnel and first responders exposed to known and unknown concentrations of hazardous gases, chemicals, vapors, and particulates;
    - half-mask respirators for industrial workers, painters, and construction workers exposed to known concentrations of gases, vapors, and particulates;
    - powered-air purifying respirators for industrial, hazmat, and remediation workers who have longer term exposures to hazards in their work environment; and
    - dust and pollen masks for maintenance workers, contractors, and at-home consumers exposed to nuisance dusts, allergens, and other particulates.
- *Gas masks.* We have supplied gas masks to the U.S. military for several decades. The latest versions of these masks are currently in use by the U.S. military in Iraq, Afghanistan, and other parts of the world. Our commercial version of this gas mask, the Millennium, was developed based on the MCU-2/P, the gas mask currently used by the U.S. Air Force, and U.S. Navy.
- *Escape hoods.* Our Response Escape Hood is used by law enforcement personnel, government workers, chemical and pharmaceutical workers, and anyone needing to escape from unknown concentrations of a chemical, biological or radiological release of toxic gases and vapors. The hood gives users head and upper neck coverage and respiratory protection to help them escape from threatening situations quickly and easily.

Portable and permanent gas detection instruments. Our hand-held and permanent instruments are used to detect the presence or absence of various gases in the air. These instruments can be either hand-held or permanently installed. Typical applications of these instruments include the detection of the lack of oxygen in confined spaces or the presence of combustible or toxic gases.

- *Single- and multi-gas hand-held detectors.* Our single- and multi-gas detectors provide portable solutions for detecting the presence of oxygen, hydrogen sulfide, carbon monoxide, and combustible gas, either singularly or all four gases at once. Our hand-held portable instruments are used by chemical workers, oil and gas workers, utility workers entering confined spaces, or anywhere a user needs protection to continuously monitor the quality of the atmosphere they are working in and around.
- *Multi-point permanently installed gas detection systems.* Our comprehensive line of gas monitoring systems is used to continuously monitor for combustible and toxic gases and oxygen deficiency in virtually any gas detection application where continuous monitoring is required. Our systems are used for gas detection in pulp and paper, refrigerant monitoring, petrochemical, and general industrial applications. One of our newest lines, the SafeSite® Multi-Threat Wireless Detection System, designed and developed for homeland security applications, combines the technologies and features from our line of permanent and portable gas detection offerings. The SafeSite System detects and communicates the presence of toxic industrial chemicals and chemical warfare agents. With up to 16 monitoring stations, wirelessly connected to a base station, the SafeSite System allows law enforcement officials to rapidly deploy and set up perimeter gas sensing sentinels that continuously monitor the air for toxic gases at large public events, in subways or at federal facilities, and continuously report their status to incident command.
- *Flame detectors and open-path infrared gas detectors.* Our line of flame and combustible gas detectors is used for plant-wide monitoring of toxic gas concentrations and for detecting the presence of flames. These systems use infrared optics to detect potentially hazardous conditions across distances as far as 120 meters, making them suitable for use in such places as offshore oil rigs, storage vessels, refineries, pipelines, and ventilation ducts. First used in the oil and gas industry, our systems currently have broad applications in petrochemical facilities, the transportation industry, and in pharmaceutical production.

Thermal imaging cameras. Our hand-held infrared thermal imaging cameras, or TICs, are used in the global fire service market. TICs detect sources of heat in order to locate downed firefighters and other people trapped inside burning or smoke-filled structures. TICs can also be used to identify "hot spots." Our Evolution® 5200 and Evolution 5200 HD2 Thermal Imaging Cameras, combine the functionality and durability required by the fire service with features and performance capabilities not found in other small format TICs. The recently-introduced Evolution 5600 Thermal Imaging Camera provides high resolution and an extended high sensitivity operating range in a rugged, user-friendly and affordable design.

Head, eye, face, and hearing protection. Head, eye, face, and hearing protection is used in work environments where hazards present dangers such as dust, flying particles, metal fragments, chemicals, extreme glare, optical radiation, and items dropped from above.

- *Industrial hard hats.* Our broad line of hard hats include full-brim hats and traditional hard hats, available in custom colors and with custom logos. These hard hats are used by plant, steel and construction workers, miners and welders.
- *Fire helmets.* Our fire service products include leather, traditional, modern, and specialty helmets designed to satisfy the preferences of firefighters across geographic regions. Our CairnsHELMET is the number one helmet in the North American fire service market based on 2007 sales. Similarly, our Gallet firefighting helmet has a number one market position in Europe based on 2007 sales.
- *Military helmets and communication systems.* The Advanced Combat Helmet, or ACH, is used by the military for ballistic head protection. The ACH was originally designed for the Special Forces of the U.S. military and has now been designated as the "basis of issue" by the U.S. Army. In recent years military forces in Iraq and Afghanistan have trusted MSA's battle-tested ACH and related Modular Integrated Communication Headset, or MICH™. MICH is a light weight and comfortable communication system that provides superior hearing protection as well as clear radio/intercom communications.
- *Eye, face, and hearing protection.* We manufacture and sell a broad line of hearing protection products, non-prescription protective eyewear, and face shields, used in a variety of industries.

Body protection.

- *Fall protection.* Our broad line of fall protection equipment includes confined space equipment, harnesses/fall arrest equipment, lanyards, and lifelines.
- *Ballistic body armor.* Our MSA Paraclete Releasable Assault Vest and Releasable Modular Vest are used primarily by the U.S. military, including Special Forces Units. Our ForceField™ Body Armor line features concealable ballistic vests and over-the-uniform tactical vests designed primarily for law enforcement applications.

Customers—Our customers generally fall into three categories: industrial and military end-users, distributors, and retail consumers. In North America, we make nearly all of our non-military sales through our distributors. In our European and International segments, we make our sales through both indirect and direct sales channels. Our U.S. military customers, which are comprised of multiple U.S. government entities, including the Department of Defense, accounted for approximately 8% of our 2007 sales. The year-end backlog of orders under contracts with U.S. government agencies was $35.1 million in 2007, $33.1 million in 2006, and $57.9 million in 2005.

Industrial and military end-users—Examples of the primary industrial and military end-users of our core products are listed below:

Products	Primary End-Users
Respiratory Protection	First Responders; General Industry Workers; Military Personnel
Gas Detection	Oil, Gas, Petrochemical and Chemical Workers; First Responders; Hazmat, and Confined Space Workers
Head, Eye and Face, and Hearing Protection	Construction Workers and Contractors; First Responders; General Industry Workers; Military Personnel
Thermal Imaging Cameras	First Responders

Sales and Distribution—Our sales and distribution team consists of distinct marketing, field sales and customer service organizations for our three geographic segments: North America, Europe, and International. We believe our sales and distribution team, totaling over 400 dedicated associates, is the largest in our industry. In most geographic areas, our field sales organizations work jointly with select distributors to call on end-users, educating them about hazards, exposure limits, safety requirements, and product applications, as well as specific performance requirements of our products. In our International segment and Eastern Europe where distributors are not well established, our sales associates work with and sell directly to end-users. Our development of relationships with end-users is critical to increasing the overall demand for our products.

The in-depth customer training and education provided by our sales associates to our customers are critical to ensure proper use of many of our products, such as SCBAs and gas detection instruments. As a result of our sales associates working closely with end-users, they gain valuable insight into customers' preferences and needs. To better serve our customers and to ensure that our sales associates are among the most knowledgeable and professional in the industry, we place significant emphasis on training our sales associates with respect to product application, industry standards and regulations, sales skills and sales force automation.

We believe our sales and distribution strategy allows us to deliver a customer value proposition that differentiates our products and services from those of our competitors, resulting in increased customer loyalty and demand.

In areas where we use indirect selling, we promote, distribute, and service our products to general industry through select authorized national, regional, and local distributors. Some of our key distributors include Airgas, W.W. Grainger Inc., Fisher Safety, and Hagemeyer. In North America, we distribute fire service products primarily through specially trained local and regional distributors who provide advanced training and service capabilities to volunteer and paid municipal fire departments. In our European and International segments, we primarily sell to and service the fire service market directly. Because of our broad and diverse product line and our desire to reach as many markets and market segments as possible, we have over 4,000 authorized distributor locations worldwide.

We market consumer products under the MSA Safety Works brand through a dedicated sales and marketing force. We serve the retail consumer through various channels, including distributors, such as Orgill Bros., hardware and equipment rental outlets, such as United Rentals, and retail chains, such as The Home Depot and TrueValue.

Competition—We believe the worldwide personal protection equipment market, including the sophisticated safety products market in which we compete, generates annual sales in excess of $13 billion. The industry supplying this market is broad and highly fragmented with few participants able to offer a comprehensive line of safety products. Generally, global demand for safety products has been stable or growing because purchases of these products are non-discretionary since they protect workers in hazardous and life-threatening work environments and because their use is often mandated by government and industry regulations. Moreover, safety products industry revenues reflect the need to consistently replace many safety products that have limited life spans due to normal wear-and-tear or because they are one-time use products by design.

The safety products market is highly competitive, with participants ranging in size from small companies focusing on a single type of personal protection equipment to a few large multinational corporations which manufacture and supply many types of sophisticated safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name recognition and service.

We believe we compete favorably within each of our operating segments as a result of our high quality and cost-efficient product offering and strong brand trust and recognition.

Research and Development—To maintain our position at the forefront of safety equipment technology, we operate three sophisticated research and development facilities. We believe our dedication and commitment to innovation and research and development allow us to produce innovative sophisticated safety products that are often first to market and exceed industry standards. In 2007, 2006, and 2005, on a global basis, we spent approximately $30.2 million, $26.0 million, and $21.9 million, respectively, on research and development. Our engineering groups operate primarily in the United States and Germany, and to a lesser extent in France and Sweden. Our global product development teams include cross-geographic and cross-functional members from various areas throughout the company, including research and development, marketing, sales, operations, and quality management. These teams are responsible for setting product line strategy based on their understanding of the markets and the technologies, opportunities and challenges they foresee in each product area. We believe our team-based, cross-geographic and cross-functional approach to new product development is a source of competitive advantage. Our approach to the new product development process allows us to tailor our product offerings and product line strategies to satisfy distinct customer preferences and industry regulations that vary across our three geographic segments.

We believe another important aspect of our approach to new product development is that our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations, such as the National Institute for Occupational Safety and Health, or NIOSH, and the National Fire Protection Association, or NFPA, to develop industry product requirements and standards and anticipate their impact on our product lines. For example, nearly every consensus standard-setting body around the world that impacts our product lines has one of our key managers as a voting member. Key members of our management team understand the impact that these standard-setting organizations have on our new product development pipeline and devote time and attention to anticipating a new standard's impact on our net sales and operating results. Because of our technological sophistication, commitment to and membership on global standard-setting bodies, resource dedication to research and development and unique approach to the new product development process, we believe we are well-positioned to anticipate and adapt to the needs of changing product standards and gain the approvals and certifications necessary to meet new government and multinational product regulations.

Patents and Intellectual Property—We own and have obtained licenses to significant intellectual property, including a number of domestic and foreign patents, patent applications and trademarks related to our products, processes and business. Although our intellectual property plays an important role in maintaining our competitive position in a number of markets that we serve, no single patent, or patent application, trademark or license is, in our opinion, of such value to us that our business would be materially affected by the expiration or termination thereof, other than the "MSA" trademark. Our patents expire at various times in the future not exceeding 20 years. Our general policy is to apply for patents on an ongoing basis in the United States and other countries, as appropriate, to perfect our patent development. In addition to our patents, we have also developed or acquired a substantial body of manufacturing know-how that we believe provides a significant competitive advantage over our competitors.

Raw Materials and Suppliers—Nearly all components of our products are formulated, machined, tooled, or molded in-house from raw materials. For example, we rely on integrated manufacturing capabilities for breathing apparatus, gas masks, ballistic helmets, hard hats, and circuit boards. The primary raw materials that we source from third parties include rubber, chemical filter media, eye and face protective lenses, air cylinders, certain metals, electronic components, and ballistic resistant and non-ballistic fabrics. We purchase these materials both domestically and internationally, and we believe our supply sources are both well established and reliable. We have close vendor relationship programs with the majority of our key raw material suppliers. Although we generally do not have long-term supply contracts, we have not experienced any significant problems in obtaining adequate raw materials.

Associates—At December 31, 2007, we had approximately 5,100 associates, approximately 2,800 of whom were employed by our European and International segments. None of our U.S. associates are subject to the provisions of a collective bargaining agreement. Some of our associates outside the United States are members of unions. We have not experienced a work stoppage in over 10 years and believe our relations with our associates are good.

Available Information—We post the following filings on the Investor Relations page on our Web site at www.msanet.com as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission: our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investor Relations Web page are available to be viewed on this page free of charge. Information contained on our Web site is not part of this annual report on Form 10-K or our other filings with the Securities and Exchange Commission.

Item 1A. Risk Factors

A reduction in the spending patterns of government agencies could materially and adversely affect our net sales, earnings and cash flow.

The demand for our products sold to the fire service market, the homeland security market, and to U.S. government agencies, including the Department of Defense, is, in large part, driven by available government funding. For example, the level of government funding in these areas increased significantly after the attacks of September 11, 2001, fueling the demand for many of our products such as SCBAs, gas masks, and Advanced Combat Helmets, and declined in 2005 and 2006, as government funding priorities changed. Approximately 8% of our net sales for the year ended December 31, 2007 were made directly to U.S. military customers. Government budgets are set annually and we cannot assure you that government funding will be sustained at the same level in the future. A significant reduction in available government funding in the future could materially and adversely affect our net sales, earnings and cash flow.

The markets in which we compete are highly competitive, and some of our competitors have greater financial and other resources than we do. The competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

The safety products market is highly competitive, with participants ranging in size from small companies focusing on single types of safety products, to large multinational corporations that manufacture and supply many types of safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name trust and recognition, and customer service. Some of our competitors have greater financial and other resources than we do and our cash flows from operations could be adversely affected by competitors' new product innovations, technological advances made to competing products and pricing changes made by us in response to competition from existing or new competitors. We may not be able to compete successfully against current and future competitors and the competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

If we fail to introduce successful new products or extend our existing product lines, we may lose our market position and our financial performance may be materially and adversely affected.

In the safety products market, there are frequent introductions of new products and product line extensions. If we are unable to identify emerging consumer and technological trends, maintain and improve the competitiveness of our products and introduce new products, we may lose our market position, which could have a materially adverse effect on our business, financial condition and results of operations. Although we continue to invest significant resources in research and development and market research, continued product development and marketing efforts are subject to the risks inherent in the development of new products and product line extensions, including development delays, the failure of new products and product line extensions to achieve anticipated levels of market acceptance, and the cost of failed product introductions.

Product liability claims and our ability to collect related insurance receivables could have a materially adverse effect on our business, operating results, and financial condition.

We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. Although we have not experienced any material uninsured losses due to product liability claims, it is possible that we could experience material losses in the future. In the event any of our products prove to be defective, we could be required to recall or redesign such products. In addition, we may voluntarily recall or redesign certain products that could potentially be harmful to end users. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a materially adverse effect on our business, operating results, and financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future. Failure to recover amounts due from our insurance carriers could have a materially adverse effect on our business, operating results, and financial condition.

Our ability to market and sell our products is subject to existing regulations and standards. Changes in such regulations and standards or our failure to comply with them could materially and adversely affect our results of operations.

Most of our products are required to meet performance and test standards designed to protect the health and safety of people around the world. Our inability to comply with these standards may materially and adversely affect our results of operations. Changes in regulations could reduce the demand for our products or require us to reengineer our products, thereby creating opportunities for our competitors. Regulatory approvals for our products may be delayed or denied for a variety of reasons that are outside of our control. Additionally, market anticipation of significant new standards, such as the National Fire Protection Association (NFPA) standard for breathing apparatus which was recently promulgated and became effective August 31, 2007, can cause customers to accelerate or delay buying decisions.

We have significant international operations, and we are subject to the risks of doing business in foreign countries.

We have business operations in over 30 foreign countries. In 2007, approximately 50% of our net sales were made by operations located outside the United States. Our international operations are subject to various political, economic, and other risks and uncertainties, which could adversely affect our business. These risks include the following:

- unexpected changes in regulatory requirements;
- currency exchange rate fluctuations;

- changes in trade policy or tariff regulations;
- changes in tax laws and regulations;
- intellectual property protection difficulties;
- difficulty in collecting accounts receivable;
- complications in complying with a variety of foreign laws and regulations, some of which conflict with U.S. laws;
- trade protection measures and price controls;
- trade sanctions and embargos;
- nationalization and expropriation;
- increased international instability or potential instability of foreign governments;
- the need to take extra security precautions for our international operations; and
- costs and difficulties in managing culturally and geographically diverse international operations.

Any one or more of these risks could have a negative impact on the success of our international operations, and thereby materially and adversely affect our business as a whole.

Our future results are subject to availability of, and fluctuations in the costs of, purchased components and materials due to market demand, currency exchange risks, material shortages, and other factors.

We depend on various components and materials to manufacture our products. Although we have not experienced any difficulty in obtaining components and materials, it is possible that any of our supplier relationships could be terminated. Any sustained interruption in our receipt of adequate supplies could have a materially adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to successfully manage price fluctuations due to market demand, currency risks or material shortages, or that future price fluctuations will not have a materially adverse effect on our business, results of operations and financial condition.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends in large part on the continued contributions of our key management, engineering, and sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. Our success also depends on the abilities of new personnel to function effectively, both individually and as a group. If we are unable to attract, effectively integrate and retain management, engineering or sales and marketing personnel, then the execution of our growth strategy and our ability to react to changing market requirements may be impeded, and our business could suffer as a result. Competition for personnel is intense, and we cannot assure you that we will be successful in attracting and retaining qualified personnel. In addition, we do not currently maintain key person life insurance.

We are subject to various environmental laws and any violation of these laws could adversely affect our results of operations.

We are subject to federal, state, and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and the maintenance of a safe workplace. These laws impose penalties for noncompliance and liability for response costs and certain damages resulting from past and current spills, disposals, or other releases of hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup pursuant to these environmental laws. We have identified several known and potential environmental liabilities, which we do not believe are material. Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted, these future laws could have a materially adverse effect on our results of operations.

Our inability to successfully identify, consummate and integrate future acquisitions, or to realize anticipated cost savings and other benefits could adversely affect our business.

One of our key operating strategies is to selectively pursue acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates and successfully consummate such acquisitions. Acquisitions involve a number of risks including:

- failure of the acquired businesses to achieve the results we expect;
- diversion of our management's attention from operational matters;
- our inability to retain key personnel of the acquired businesses;
- risks associated with unanticipated events or liabilities;
- potential disruption of our existing business; and
- customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage businesses that we may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and increased revenue, which may result in materially adverse short- and long-term effects on our operating results, financial condition and liquidity. Even if we are able to integrate the operations of our acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame, and such benefits may be offset by costs incurred in integrating the companies and increases in other expenses.

Because we derive a significant portion of our sales from the operations of our foreign subsidiaries, future exchange rate fluctuations may adversely affect our results of operations and financial condition, and may affect the comparability of our results between financial periods.

For the year ended December 31, 2007, our operations in our European and International segments each accounted for approximately 24% of our net sales. The results of our foreign operations are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar have fluctuated significantly in recent years, and may continue to do so in the future. In addition, because our financial statements are stated in U.S. dollars, such fluctuations may affect our results of operations and financial position, and may affect the comparability of our results between financial periods. We cannot assure you that we will be able to effectively manage our exchange rate risks or that any volatility in currency exchange rates will not have a materially adverse effect on our results of operations and financial condition.

Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our net sales could be materially and adversely affected.

Our success depends, in part, on our ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. We have been issued patents and have registered trademarks with respect to many of our products, but our competitors could independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have, or will acquire, licenses for patents or trademarks that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.

In addition to patent and trademark protection, we also protect trade secrets, know-how, and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our results of operations and financial condition could be materially and adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located at 121 Gamma Drive, RIDC Industrial Park, O'Hara Township, Pittsburgh, Pennsylvania 15238 in a 93,000 square-foot building owned by us. We own or lease our primary facilities located in seven states in the United States and in a number of other countries. We believe that all of our facilities, including the manufacturing facilities, are in good repair and in suitable condition for the purposes for which they are used.

The following table sets forth a list of our primary facilities:

Location	Function	Square Feet	Owned or Leased
North America			
Murrysville, PA	Manufacturing	295,000	Owned
Cranberry Twp., PA	Office, Research and Development, and Manufacturing	212,000	Owned
Evans City, PA	Manufacturing	194,000	Leased
St. Pauls, NC	Manufacturing	144,000	Leased
Jacksonville, NC	Manufacturing	107,000	Owned
Pittsburgh, PA	Office	93,000	Owned
Pittsburgh, PA	Distribution	81,000	Leased
Queretaro, Mexico	Office, Manufacturing and Distribution	77,000	Leased
Cranberry Twp., PA	Research and Development	68,000	Owned
Englewood, CO	Manufacturing	41,000	Leased
Englewood, CO	Distribution	15,000	Leased
Newport, VT	Manufacturing	12,000	Leased
Bowling Green, KY	Office, Research and Development, and Manufacturing	7,000	Leased
Toronto, Canada	Distribution	5,000	Leased
Europe			
Berlin, Germany	Office, Research and Development, Manufacturing, and Distribution	340,000	Leased
Chatillon sur Chalaronne, France	Office, Research and Development, Manufacturing, and Distribution	94,000	Owned
Glasgow, Scotland	Office and Manufacturing	25,000	Leased
Milan, Italy	Office, Research and Development, and Distribution	25,000	Owned
Mohammedia, Morocco	Manufacturing	24,000	Owned
Vernamo, Sweden	Office, Research and Development, Manufacturing, and Distribution	17,000	Leased
Glasgow, Scotland	Office and Distribution	6,000	Leased
International			
Wuxi, China	Office, Research and Development, Manufacturing, and Distribution	92,000	Owned
Johannesburg, South Africa	Office, Manufacturing, and Distribution	89,000	Leased
Sao Paulo, Brazil	Office, Research and Development, Manufacturing, and Distribution	60,000	Owned
Sydney, Australia	Office, Research and Development, Manufacturing, and Distribution	57,000	Owned
Lima, Peru	Office and Distribution	34,000	Owned
Rajarhat, India	Office and Distribution	10,000	Leased
Buenos Aires, Argentina	Office and Distribution	9,000	Owned

Item 3. Legal Proceedings

We are subject to federal, state, and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and the maintenance of a safe workplace. There are no current or expected legal proceedings or expenditures with respect to environmental matters that would materially affect our operations.

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 2,600 lawsuits primarily involving respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 16,500 plaintiffs. Approximately 90% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, in recent years there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential maximum liability for such claims, in part because the defendants in these lawsuits are often numerous, and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our exposures on an ongoing basis and make adjustments to the reserve as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

We are currently involved in coverage litigation with Century Indemnity Company (Century). Century filed a lawsuit in the Superior Court of New Jersey seeking a declaration of Century's obligations with respect to certain asbestos, silica and other claims under five insurance policies issued to us by Century. The New Jersey Superior Court issued an order granting our motion to dismiss this case on jurisdictional grounds. Century appealed that order and on February 26, 2008, the Appellate Division of the Superior Court of New Jersey affirmed the decision of the trial court dismissing the case. It is unknown whether Century will seek to appeal that decision. We have sued Century in the Court of Common Pleas of Allegheny County, Pennsylvania, alleging that Century breached the five insurance policies by failing to pay amounts owing to us. The Pennsylvania court has denied a motion by Century to stay or dismiss the Pennsylvania lawsuit in favor of the New Jersey action and the Pennsylvania action is proceeding. We believe that Century's refusal to indemnify us under the policies is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all amounts. The case is currently in discovery.

We regularly evaluate the collectibility of these receivables and record the amounts that we conclude are probable of collection based on our analysis of our various policies, pertinent case law interpreting comparable policies and our experience with similar claims. The net balance of receivables from insurance carriers was $39.1 million and $18.4 million at December 31, 2007 and 2006, respectively.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders during the fourth quarter of 2007.

Executive Officers of the Registrant

The following sets forth the names and ages of our executive officers as of February 29, 2008, indicating all positions held during the past five years:

Name	Age	Title
John T. Ryan III	64	Chairman of the Board of Directors and Chief Executive Officer since October 1991.
William M. Lambert[a]	49	President and Chief Operating Officer since March 2007.
Joseph A. Bigler[b]	58	Vice President and President, MSA North America since May 2007.
Kerry M. Bove[c]	49	Vice President, Global Operational Excellence since May 2007.
Rob Cañizares[d]	58	Executive Vice President and President, MSA International since May 2007.
Ronald N. Herring, Jr.[e]	47	Vice President, Global Product Leadership since May 2007.
Douglas K. McClaine[f]	50	Vice President, Secretary and General Counsel since May 2005.
Stephen C. Plut[g]	48	Vice President and Chief Information Officer since May 2005.
Paul R. Uhler[h]	49	Vice President, Global Human Resources since May 2007.
Dennis L. Zeitler[i]	59	Senior Vice President, Chief Financial Officer and Treasurer since June 2007.

(a) Prior to his present position, Mr. Lambert held the positions of Vice President and President, MSA North America; and Vice President and General Manager of the Safety Products Division.

(b) Prior to his present position, Mr. Bigler was Vice President, primarily responsible for North American Sales and Distribution.

(c) Prior to his present position, Mr. Bove was Vice President, primarily responsible for Global Manufacturing Operations and Materials Management.

(d) Prior to his present position, Mr. Cañizares was Vice President and President, MSA International.

(e) Prior to his present position, Mr. Herring held the positions of Vice President, primarily responsible for Global Marketing, Research and Engineering and Quality Assurance; and General Manager, Safety Products Division.

(f) Prior to his present position, Mr. McClaine was Secretary and General Counsel.

(g) Prior to his present position, Mr. Plut was Chief Information Officer.

(h) Prior to his present position, Mr. Uhler held the positions of Vice President, primarily responsible for North American Human Resources and Corporate Communications; Director of Human Resources and Corporate Communications; and Manager of the Murrysville, PA plant.

(i) Prior to his present position, Mr. Zeitler was Vice President, Chief Financial Officer and Treasurer.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "MSA". Stock price ranges and dividends declared were as follows:

	Price Range of Our Common Stock		
	High	Low	Dividends
Year ended December 31, 2006			
First Quarter	$44.16	$36.18	$0.14
Second Quarter	44.00	38.62	0.18
Third Quarter	41.19	34.05	0.18
Fourth Quarter	39.09	34.98	0.18
Year ended December 31, 2007			
First Quarter	$43.71	$35.98	$0.18
Second Quarter	44.49	39.67	0.22
Third Quarter	60.64	41.13	0.22
Fourth Quarter	56.94	42.84	0.22

On February 15, 2008, there were 428 registered holders of our shares of common stock.

The information appearing in Part III below regarding common stock issuable under our equity compensation plans is incorporated herein by reference.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number Of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2007	—	—	—	1,063,556
November 1 - November 30, 2007	343	$46.46	—	993,679
December 1 - December 31, 2007	—	—	—	938,890

On November 2, 2005, the Board of Directors authorized the purchase of up to $100 million of common stock from time to time in private transactions and on the open market. The share purchase program has no expiration date. The maximum shares that may yet be purchased is calculated based on the dollars remaining under the program and the respective month-end closing share price.

We do not have any other share purchase programs.

The November 2007 shares purchases related to stock compensation transactions.

Comparison of Five-Year Cumulative Total Return

Set forth below is a line graph and table comparing the cumulative total returns (assuming reinvestment of dividends) for the five years ended December 31, 2007 of $100 invested on December 31, 2002 in each of Mine Safety Appliances Company's common stock, the Standard & Poor's 500 Composite Index, and the Russell 2000 Index. Because our competitors are principally privately held concerns or subsidiaries or divisions of corporations engaged in multiple lines of business, we do not believe it feasible to construct a peer group comparison on an industry or line-of-business basis. The Russell 2000 Index, while including corporations both larger and smaller than MSA in terms of market capitalization, is composed of corporations with an average market capitalization similar to us.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Mine Safety Appliances Company, The S&P 500 Index
And The Russell 2000 Index



$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Mine Safety Appliances Company
S&P 500
Russell 2000

	Value at December 31					
	2002	2003	2004	2005	2006	2007
MSA	$100.00	$268.22	$518.92	$375.10	$386.39	$557.23
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements, including the respective notes thereto, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this annual report on Form 10-K.

	2007	2006	2005	2004	2003
		(In thousands, except as noted)			
Statement of Income Data:					
Net sales	$ 990,252	$913,714	$907,912	$852,509	$696,473
Other income	17,396	5,384	4,058	5,004	1,724
Cost of products sold	616,203	568,410	558,921	518,174	427,632
Selling, general and administrative	241,138	215,663	201,367	198,714	174,701
Research and development	30,196	26,037	21,928	22,648	20,897
Restructuring and other charges	4,142	6,981	—	—	—
Interest	9,913	6,228	5,484	3,845	4,564
Currency exchange (gains) losses	(132)	3,139	474	264	(3,356)
Provision for income taxes	38,600	28,722	42,013	42,821	24,835
Net income from continuing operations	67,588	63,918	81,783	71,047	48,924
Net income from discontinued operations	—	—	—	—	2,685
Gain on sale of discontinued operations—after tax	—	—	—	—	13,658
Net income	67,588	63,918	81,783	71,047	65,267
Earnings per Share Data:					
Basic per common share continuing operations (in dollars)	$ 1.89	$ 1.76	$ 2.24	$ 1.91	$ 1.33
Diluted per common share continuing operations (in dollars)	1.86	1.73	2.19	1.86	1.31
Dividends paid per common share (in dollars)	.84	.68	.52	.37	.26
Weighted average common shares outstanding—basic	35,651	36,366	36,560	37,111	36,730
Balance Sheet Data:					
Working capital	$ 287,861	$289,424	$246,367	$270,593	$207,216
Working capital ratio	2.4	3.3	2.9	3.1	2.8
Net property	130,445	120,651	116,209	123,716	120,560
Total assets	1,016,306	898,620	725,357	734,110	643,885
Long-term debt	103,726	112,541	45,834	54,463	59,915
Common shareholders' equity	460,604	436,926	381,470	376,679	306,867
Equity per common share (in dollars)	12.92	12.13	10.44	10.09	8.31
Note:					
Cost of products sold, selling, general and administrative expenses, and research and development expenses include noncash pension income.					
Noncash pension income, pre-tax	$ 4,535	$ 4,147	$ 6,104	$ 7,188	$ 8,845

Working capital at December 31, 2003 excludes assets held for sale.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the historical financial statements and other financial information included elsewhere in this annual report on Form 10-K. This discussion may contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions, and projections about our industry, business, and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this annual report entitled "Forward-Looking Statements" and "Risk Factors."

BUSINESS OVERVIEW

We are a global leader in the development, manufacture and supply of sophisticated products that protect people's health and safety. Sophisticated safety products typically integrate any combination of electronics, mechanical systems, and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive lines of safety products are used by workers around the world in the fire service, homeland security, construction, and other industries, as well as the military.

In recent years, we have concentrated on specific initiatives intended to help improve our competitive position and profitability, including:

- identifying and developing promising new markets;
- focusing on innovation and new product introductions;
- further strengthening relationships with major distributors;
- optimizing factory performance and driving operational excellence;
- positioning international business to capture significant growth opportunities; and
- pursuing strategic acquisitions.

We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into three geographic segments: North America, Europe, and International. Each segment includes a number of operating companies. In 2007, approximately 52%, 24%, and 24% of our net sales were made by our North American, European, and International segments, respectively.

North America. Our largest manufacturing and research and development facilities are located in the United States. We serve our North American markets with sales and distribution functions in the U.S., Canada, and Mexico.

Europe. Our European segment includes well-established companies in most Western European countries and more recently established operations in a number of Eastern European locations. Our largest European companies, based in Germany and France, develop, manufacture, and sell a wide variety of products. Operations in other European countries focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in Germany, France, and the U.S., or are purchased from third party vendors.

International. Our International segment includes operating entities located in Abu Dhabi, Argentina, Australia, Brazil, Chile, China, Hong Kong, India, Indonesia, Japan, Malaysia, Peru, Singapore, South Africa, and Thailand, some of which are in developing regions of the world. Principal manufacturing operations are located in Australia, Brazil, South Africa, and China. These companies develop and manufacture products that are sold primarily in each company's home country and regional markets. The other companies in the International segment focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in the U.S., Germany, and France, or are purchased from third party vendors.

We believe that our financial performance in recent years is the result of initiatives that have allowed us to anticipate and respond quickly to market requirements, particularly in the North American fire service, homeland security, construction and industrial markets, as well as the military, and reflects our ability to quickly bring to market products that comply with changing industry standards and to create new market demand with innovative products.

ACQUISITIONS

In December 2007, we acquired TecBOS GmbH of Halstenbek, Germany. TecBOS is a leading developer of software solutions for the fire service and other emergency planning organizations. We believe that this acquisition will strengthen our presence in the European fire service and emergency responder market by adding complementary software solutions used for on-site management and reporting of major incidents such as fires, traffic accidents, industrial plant emergencies and public events.

In March 2007, we acquired Acceleron Technologies, LLC, a San Francisco-based developer of advanced technology suitable for personal locator devices. Acceleron has key patents and know-how in the area of compensated inertial navigation sensing as applied to personnel tracking. We believe that this technology is particularly well-suited for personal locator applications inside buildings where GPS is denied. The patented technology and know-how significantly increases data accuracy and minimizes the drift that can occur in conventional systems. We believe that the acquisition of this technology expedites the development of much needed and more reliable systems for use in first responder and soldier location applications.

In March 2007, we acquired the outstanding shares of MSA (India) Limited that were previously held by our joint venture partner. As a wholly-owned subsidiary under MSA management, we believe that we are better positioned to take advantage of opportunities in the large and growing Indian market.

In September 2006, we acquired Paraclete Armor and Equipment, Inc. of St. Pauls, North Carolina. Paraclete is an innovator and developer of advanced ballistic body armor used by military personnel, including Special Forces units of the U.S. military. We believe that the acquisition of Paraclete strategically positions us to provide a broad range of ballistic protective equipment to both the military and law enforcement markets.

In January 2006, we took steps to ensure our compliance with South African Black Economic Empowerment (BEE) requirements by forming a new South African holding company in which Mineworkers Investment Company of Johannesburg, South Africa holds a 25.1% ownership interest. Compliance with BEE, a South African government program similar to Affirmative Action in the United States, is key to achieving meaningful growth in South Africa, particularly in the mining industry. At the same time, we acquired Select Personal Protective Equipment (Select PPE) of South Africa, an established supplier of multi-brand safety equipment and solutions to the South African mining industry. Our existing South African company, MSA Africa, and Select PPE are operating independently under the newly-established South African holding company. We believe that our new South African operating structure significantly improves our market presence and expertise in serving the mining industry and provides significant growth opportunities in the region.

In September 2005, we acquired Microsensor Systems, Inc. of Bowling Green, Kentucky. Microsensor Systems is a world leader in surface acoustic wave-based chemical sensing technology used to detect chemical warfare agents. We believe the acquisition of Microsensor Systems significantly strengthens our position as a premier provider of leading edge detection technology, while expanding our product offerings in the homeland security, emergency responder, law enforcement, military and industrial markets.

RESULTS OF OPERATIONS

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net sales. Net sales for the year ended December 31, 2007 were $990.3 million, an increase of $76.6 million, or 8%, from $913.7 million for the year ended December 31, 2006.

	2007	2006	Dollar Increase	Percent Increase
	(In millions)			
North America	$515.1	$503.4	$11.7	2%
Europe	238.3	219.2	19.1	9
International	236.8	191.1	45.7	24

Net sales of our North American segment were $515.1 million for the year ended December 31, 2007, an increase of $11.7 million, or 2%, compared to $503.4 million for the year ended December 31, 2006. North American sales of ballistic vests, including those made by Paraclete, improved $7.1 million in 2007. Shipments of Advanced Combat Helmets and gas masks to the military were up $6.8 million and $6.1 million, respectively. Our sales of fall protection and head protection improved approximately $4.3 million and $6.5 million, respectively, on increased demand in construction and industrial markets. These sales improvements were partially offset by a $4.5 million decrease in instrument shipments, primarily due to lower sales of the SAFESITE monitoring system for the homeland security market, and a $15.7 million decrease in SCBA shipments, primarily due to lower demand from the U.S. fire service market as customers waited for the implementation of the new NFPA standards that all manufacturers had to meet by August 31, 2007. In early September, our next-generation breathing apparatus for firefighters, the FireHawk® M7 Air Mask, was the first device to be certified by the Safety Equipment Institute as compliant to both the new NFPA standards covering breathing apparatus performance and Personal Alert Systems (PASS) performance.

Net sales by European operations were $238.3 million for the year ended December 31, 2007, an increase of $19.1 million, or 9%, from $219.2 million for the year ended December 31, 2006. The increase in European sales, when stated in U.S. dollars, includes favorable currency translation effects of $20.7 million, primarily due to a stronger euro in the current year. Local currency sales in Europe for the year ended December 31, 2007 were $1.6 million lower than in the prior year, primarily due to lower fourth quarter shipments in Eastern Europe. In 2006, European segment sales benefited from $8.8 million in shipments of chemical suits to the Slovakian Army and strong shipments of gas masks and self-rescuer canisters to the German Army. The absence of similar orders in 2007 was largely offset by sales improvements in most Western European markets.

Net sales by International operations were $236.8 million for the year ended December 31, 2007, an increase of $45.7 million, or 24%, compared to $191.1 million for the year ended December 31, 2006. The increase reflects local currency sales growth in nearly all International segment markets. In South Africa, local currency sales were up $11.4 million, primarily due to growth in business with the mining industry. Local currency sales in China were up $5.9 million, including a large shipment of breathing apparatus to the Beijing Fire Bureau. Local currency sales in Latin America improved $8.5 million, with strong growth in all markets. The International segment sales increase includes a $4.8 million shipment of ballistic vests to the Iraq Joint Contracting Command. The increase in International segment sales, when stated in U.S. dollars, includes favorable currency translation effects of $7.5 million, primarily due to a stronger Australian dollar and Brazilian real, partially offset by a weaker South African rand.

Cost of products sold. Cost of products sold was $616.2 million for the year ended December 31, 2007, an increase of $47.8 million, or 8%, from $568.4 million for the year ended December 31, 2006.

Cost of products sold and operating expenses include net periodic pension benefit costs and credits. Pension credits, combined with pension costs, resulted in net pension credits for the year ended December 31, 2007 of $4.5 million, of which credits of approximately $5.4 million and $0.8 million were included in cost of products sold and research and development expenses, respectively, and charges of $1.7 million in selling, general and administrative expenses. Excluding $4.8 million in special termination benefits, which were reported in restructuring and other charges, net pension credits for the year ended December 31, 2006 were $4.1 million, of which credits of approximately $4.6 million and $0.7 million were included in cost of products sold and research and development expenses, respectively, and charges of $1.2 million in selling, general and administrative expenses. The recognition of pension income in the years ended December 31, 2007 and 2006 is primarily the result of the exceptional investment performance of the MSA Non-Contributory Pension Plan for the Employees, or the MSA Pension Plan, over the past ten years. During that period, the investment performance of the MSA Pension Plan has ranked among the top 5% of all U.S. pension funds according to a comparison of fund performance as computed by Yanni Partners, an independent investment consulting firm. Future net pension credits can be volatile depending on the future performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit pay-out levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, our net income would be adversely affected.

Gross profit. Gross profit for the year ended December 31, 2007 was $374.0 million, an increase of $28.7 million, or 8%, from $345.3 million for the year ended December 31, 2006. The ratio of gross profit to sales was steady at 37.8% in both 2007 and 2006.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2007 were $241.1 million, an increase of $25.4 million, or 12%, from $215.7 million for the year ended December 31, 2006. Selling, general and administrative expenses were 24.4% of sales in 2007 compared to 23.6% of sales in 2006. Local currency selling, general and administrative expenses in the European and International segments were up $2.5 million and $9.9 million, respectively. These increases reflect our ongoing efforts to increase sales in European markets, as well as our continued expansion in China, Southeast Asia, and South Africa. North American segment selling, general and administrative expenses increased $3.8 million, including an increase of $2.4 million in insurance and product liability expense, which was based on the results of our annual actuarial study. Currency exchange effects increased selling, general and administrative expenses, when stated in U.S. dollars, by $7.5 million, primarily due to a stronger euro.

Research and development expenses. Research and development expenses were $30.2 million for the year ended December 31, 2007, an increase of $4.2 million, or 16%, from $26.0 million for the year ended December 31, 2006. Research and development expenses were up $3.3 million in North America, reflecting our continued focus on developing innovative new products. The remainder of the increase occurred in the European segment and was primarily related to the translation effects of a stronger euro.

Depreciation and amortization expense. Depreciation and amortization expense, which is reported in cost of sales, selling, general and administrative expenses, and research and development expenses, was $24.4 million for the year ended December 31, 2007, an increase of $2.3 million, or 10%, from $22.1 million for the year ended December 31, 2006. Amortization of intangible assets increased $0.9 million in the current year. Currency exchange effects increased depreciation and amortization expense, when stated in U.S. dollars, by $0.6 million, primarily due to a stronger euro.

Restructuring and other charges. Restructuring and other charges were $4.1 million for the year ended December 31, 2007, compared to $7.0 million for the year ended December 31, 2006.

For the year ended December 31, 2007, these charges were primarily related to reorganization activities. North American segment charges of $2.5 million were primarily severance costs and moving expenses associated with our Project Magellan initiative to move fire helmet manufacturing from Clifton, New Jersey to Jacksonville,

North Carolina and to move our Mexican manufacturing operations to a new factory in Queretaro, Mexico. The Clifton plant, which employed about 60 associates, was closed during the fourth quarter of 2007. We expect to complete the move to the new factory in Mexico during 2008. European segment charges of $1.1 million were primarily severance costs associated with the reorganization of our management team. International segment charges of $0.5 million relate to severance costs associated with the workforce reductions in Brazil and Australia.

Charges during the year ended December 31, 2006 were primarily related to the North American segment Project Outlook reorganization plan that was completed that year. A significant portion of the charges were for a focused voluntary retirement incentive program (VRIP). In 2006 approximately 60 associates retired under the terms of the VRIP. Project Outlook charges for the year ended December 31, 2006, included $5.3 million for VRIP retirees, primarily non-cash special termination benefits, $0.7 million in severance costs related to other staff reductions, and $0.5 million to relocate various employee work groups within the new organizational structure. The remaining $0.5 million of charges in 2006 were for severance costs related to discontinuing manufacturing operations in Britain.

Interest expense. Interest expense for the year ended December 31, 2007 was $9.9 million, an increase of $3.7 million, or 59%, from $6.2 million for the year ended December 31, 2006. The increase was primarily due to higher short-term debt during the current year.

Currency exchange adjustments. During the year ended December 31, 2007, we recorded currency exchange gains of $0.1 million compared to losses of $3.1 million for the year ended December 31, 2006. Currency exchange losses during 2006 were primarily due to the weakening of the South African rand.

Other income. Other income for the year ended December 31, 2007 was $17.4 million, an increase of $12.0 million, from $5.4 million in 2006. The increase was primarily due to the gains on two property sales that we made in 2007. In July 2007, we sold 83 acres of land in our Cranberry Woods office park to Wells Real Estate Investment Trust II—Cranberry Woods Development, Inc. for $14.6 million. This sale resulted in a pretax gain of $10.6 million ($6.5 million after-tax). In December 2007, we sold property in Clifton, New Jersey for a pretax gain of $1.9 million. We vacated the Clifton property during the fourth quarter as a result of the previously-discussed Project Magellan initiative that moved fire helmet manufacturing to Jacksonville, North Carolina.

Income tax provision. Our effective tax rate for the year ended December 31, 2007 was 36.4% compared to 31.0% for the year end December 31, 2006. The provision for income taxes for the year ended December 31, 2007 includes one-time charges of $1.6 million to adjust our net deferred tax assets in Germany due to a reduction in the German statutory income tax rate and $1.3 million for valuation allowances on net operating loss carry-forward deferred tax assets recorded in prior years. In August 2007, the German statutory tax rate was reduced by approximately 9%. The lower rate became effective January 1, 2008. Our European segment results in 2008 and future years should benefit from this rate reduction. The provision for income taxes for the year ended December 31, 2006 included one-time benefits $1.2 million and of $0.8 million related to adjustments to prior year extra-territorial income exclusions and research and development credits, respectively. Excluding these one-time adjustments, the effective tax rate for the year ended December 31, 2007 was 33.6% compared to 33.2% for 2006. The effective tax rate, excluding the one-time adjustments discussed above, was lower than the statutory rate primarily due to the manufacturing deduction, research and development credits, and non-US income.

We have not provided deferred U.S. income taxes on undistributed earnings of non-U.S. subsidiaries, which amounted to $156.4 million as of December 31, 2007. These earnings are considered to be reinvested for an indefinite period of time. It is not practicable to determine the deferred tax liability on these undistributed earnings.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN48). As a result of the adoption of the FIN 48, we recognized a gross increase in the tax liability for unrecognized tax benefits of $5.7 million. Prior to the adoption of FIN 48, we had recognized $1.4 million in unrecognized tax benefits. The gross increase in the tax liability upon the adoption of FIN 48 created additional tax benefits of $1.8 million, resulting in a net increase in the liability for unrecognized tax benefits of $3.9 million, which was accounted for as a reduction in retained earnings at January 1, 2007. These adjustments, if recognized in the provision for income taxes, would have increased our effective income tax rate.

A reconciliation of the change in the tax liability for unrecognized tax benefits from January 1, 2007 to December 31, 2007 is as follows:

	(In thousands)
Balance at January 1, 2007	$ 7,083
Additions for tax positions related to the current year	470
Additions for tax positions related to prior years	582
Settlements	(2,407)
Balance at December 31, 2007	5,728

The total amount of unrecognized tax benefits, if recognized, would reduce our future effective tax rate. We have recognized tax benefits associated with these liabilities in the amount of $2.2 million and $1.8 million at December 31, 2007 and January 1, 2007, respectively.

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. As a result of the adoption of FIN 48, we recognized a $0.9 million increase in the liability for accrued interest and penalties related to uncertain tax positions which were also accounted for as a reduction of retained earnings at January 1, 2007. As a result of the settlements in the table above, we reversed $0.5 million of accrued interest and penalties related to uncertain tax positions during 2007. Our liability for accrued interest and penalties related to uncertain tax positions was $0.4 million at December 31, 2007.

We do not expect that the total amount of the unrecognized tax benefit will significantly increase or decrease within 12 months of the reporting date.

We file a U.S. federal income tax return along with various state and foreign income tax returns. Examinations of our federal returns have been completed through 2002. The Internal Revenue Service has notified us that an examination of our U.S. federal income tax returns for the years 2003 through 2006 will be conducted during 2008. We also file in various state and foreign jurisdictions that may be subject to tax audits after 2002.

Net income. Net income for the year ended December 31, 2007 was $67.6 million, an increase of $3.7 million, or 6%, from net income for the year ended December 31, 2006 of $63.9 million. Basic earnings per share of common stock was $1.89 in 2007 compared to $1.76 in 2006.

North American segment net income for the year ended December 31, 2007 was $48.1 million, an increase of $5.4 million, or 13%, from $42.7 million for the year ended December 31, 2006. The increase was primarily related to the previously-discussed gain on the sale of Cranberry Woods property.

European segment net income for the year ended December 31, 2007 was $6.8 million, a decrease of $2.1 million, or 23%, from $8.9 million for the year ended December 31, 2006. The decrease was primarily related to the previously-discussed one-time charge of $1.6 million to adjust our net deferred tax assets in Germany due to a reduction in the German statutory income tax rate and severance costs of $0.8 million after-tax associated with the reorganization of our European management team.

International segment net income for the year ended December 31, 2007 was $14.4 million, an increase of $1.3 million, or 10%, from $13.1 million for the year ended December 31, 2006. The improvement in International segment net income was primarily related to the previously-discussed sales growth, partially offset by $1.3 million in income tax valuation allowances.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales. Net sales for the year ended December 31, 2006 were $913.7 million, an increase of $5.8 million, or 1%, from $907.9 million for the year ended December 31, 2005.

	2006	2005	Dollar Increase (Decrease)	Percent Increase (Decrease)
	(In millions)			
North America	$503.4	$566.5	$(63.1)	(11)%
Europe	219.2	180.5	38.7	21
International	191.1	160.9	30.2	19

Net sales of the North American segment were $503.4 million for the year ended December 31, 2006, a decrease of $63.1 million, or 11%, compared to $566.5 million for the year ended December 31, 2005. Our shipments of Advanced Combat Helmets and communications systems to the military were approximately $48.3 million lower than in 2005, reflecting the completion of certain contracts. Gas mask sales were approximately $28.8 million lower in the year ended December 31, 2006, on lower shipments of military masks, as well as commercial masks to the homeland security market. Our 2006 sales of self-contained breathing apparatus and thermal imaging cameras were $11.1 million and $6.6 million lower, respectively, than in 2005 reflecting delays in the release of fire department funding made available through the U.S. Assistance to Firefighters Grant (AFG) program. The first grants under the 2006 AFG program were not announced until early October and less than half of the expected funds were released by year-end. In 2005, AFG grants were announced in August and were mostly completed by the end of the year. Our sales of instruments and head protection improved approximately $18.4 million and $7.5 million, respectively, on increased demand in construction and industrial markets. Sales of ballistic protection products, including those made by Paraclete, which we acquired in September 2006, were $7.0 million higher than in the year ended December 31, 2005.

Net sales by European operations were $219.2 million for the year ended December 31, 2006, an increase of $38.7 million, or 21%, from $180.5 million for the year ended December 31, 2005. Local currency sales in Europe for the year ended December 31, 2006 were $35.9 million higher than in 2005. The increase reflects strong shipments of disposable respirators in Germany and France, gas masks and self-rescuer canisters to the German Army, chemical suits to the Slovakian Army, and breathing apparatus and fire helmets in Western European markets. The favorable effect of a stronger euro increased sales when stated in U.S. dollars by approximately $2.8 million.

Net sales by International operations were $191.1 million for the year ended December 31, 2006, an increase of $30.2 million, or 19%, compared to $160.9 million for the year ended December 31, 2005. The sales increase was primarily in South Africa, where local currency sales were up $27.2 million, primarily from Select PPE, which we acquired in January 2006. Local currency sales were up approximately $5.8 million in our South American companies, reflecting improved economic conditions and focused sales initiatives. Our sales in the Middle East were approximately $3.6 million lower than in the year ended December 31, 2005. In 2005, our Middle East sales benefited from a large one-time breathing apparatus order. Currency exchange effects on International segment sales when stated in U.S. dollars were not significant.

Cost of products sold. Cost of products sold was $568.4 million for the year ended December 31, 2006, an increase of $9.5 million, or 2%, from $558.9 million for the year ended December 31, 2005.

Cost of products sold and operating expenses include net periodic pension benefit costs and credits. Excluding $4.8 million in special termination benefits, which is reported in restructuring and other charges, net pension credits for the year ended December 31, 2006 were $4.1 million, of which credits of approximately $4.6 million and $0.7 million were included in cost of products sold and research and development expenses, respectively, and charges of $1.2 million in selling, general and administrative expenses. Net pension credits for the year ended December 31, 2005 were $6.1 million, of which credits of approximately $5.1 million, $0.1 million, and $0.9 million were included in cost of products sold, selling, general and administrative expenses, and research and development expenses, respectively.

Gross profit. Gross profit for the year ended December 31, 2006 was $345.3 million, a decrease of $3.7 million, or 1%, from $349.0 million for the year ended December 31, 2005. The ratio of gross profit to sales decreased to 37.8% in 2006 compared to 38.4% in 2005. The lower gross profit ratio in 2006 was primarily related to lower margins in the International and European segments where sales grew significantly.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2006 were $215.7 million, an increase of $14.3 million, or 7%, from $201.4 million for the year ended December 31, 2005. Selling, general and administrative expenses were 23.6% of sales in 2006 compared to 22.2% of sales in 2005. The increase in selling, general and administrative expenses includes $2.3 million of incremental stock compensation expense in the North American segment, related to our adoption of FAS No. 123R, Share Based Payment, on January 1, 2006. FAS No. 123R requires the recognition of compensation expense for the estimated fair value of stock option grants and immediate expense recognition for restricted stock awards and stock options that are granted to participants who are eligible for retirement. The incremental stock compensation expense related to restricted stock awards and stock option grants made to officers, key management employees, and non-employee directors in 2006. The fair value of the 2006 stock option grants and restricted stock awards was $4.9 million, of which $2.8 million was expensed during the year ended December 31, 2006. Excluding the incremental stock compensation expense, selling, general and administrative expenses in North America were down $0.8 million, reflecting the absence of depreciation expense in 2006 on computer systems that were fully depreciated during the fourth quarter of 2005, partially offset by higher selling and administrative expenses. Local currency selling, general and administrative expenses in the European and International segments were up $12.2 million, including a $4.9 million increase in South Africa, related to the January 2006 acquisition of Select PPE. The remainder of the selling, general and administrative expense increase in the European and International segments was primarily due to additional selling expenses associated with generating and supporting higher sales and currency exchange rate effects, when stated in U.S. dollars.

Research and development expenses. Research and development expenses were $26.0 million for the year ended December 31, 2006, an increase of $4.1 million, or 19%, from $21.9 million for the year ended December 31, 2005. Higher research and development expenses during the year ended December 31, 2006 occurred in North America.

Depreciation and amortization expense. Depreciation and amortization expense, which is reported in cost of sales, selling, general and administrative expenses, and research and development expenses, was $22.1 million for the year ended December 31, 2006, a decrease of $2.2 million, or 9%, from $24.3 million for the year ended December 31, 2005. The primary reason for lower depreciation expense was the previously-discussed decrease in depreciation of computer systems.

Restructuring and other charges. During the year ended December 31, 2006, we recorded charges of $7.0 million, primarily related to our Project Outlook reorganization in North America. Project Outlook was designed to ensure that our North American management teams, employees, product design processes, and operational functions are fully aligned with our strategic goals and the needs of our customers. The plan, which was completed during 2006, included the reorganization of business and support functions in our North American operations. A significant portion of the Project Outlook cost reductions were realized through a focused voluntary retirement incentive program (VRIP). In February 2006, approximately 60 employees retired under the terms of the VRIP. Project Outlook charges included $5.3 million for VRIP retirees (including $4.8 million in non-cash special termination benefits), $0.7 million in severance costs related to additional staffing reductions, and $0.5 million related to the relocation of various employee work groups within the new organizational structure. The remaining $0.5 million of charges in 2006 was severance costs related to the discontinuation of manufacturing operations in Britain.

Interest expense. Interest expense for the year ended December 31, 2006 was $6.2 million, an increase of $0.7 million, or 14%, from $5.5 million for the year ended December 31, 2005. The increase reflects higher borrowings during 2006.

Currency exchange adjustments. During the year ended December 31, 2006, we recorded currency exchange losses of $3.1 million compared to losses of $0.5 million for the year ended December 31, 2005. The currency exchange losses during 2006 were primarily related to the South African rand. Currency exchange losses during the year ended December 31, 2005 were primarily due to the weakening of the euro.

Other income. Other income for the year ended December 31, 2006 was $5.4 million, an increase of $1.3 million, or 33%, from $4.1 million in 2005. The increase was primarily due to gains on the sale of real property and higher interest income.

Income tax provision. Our effective tax rate was 31.0% for the year ended December 31, 2006 compared to 33.9% for the year ended December 31, 2005. Our provision for income taxes for the year ended December 31, 2006 included one-time benefits of $1.2 million and $0.8 million related to adjustments to prior year extra-territorial income exclusions and research and development credits, respectively. Our 2005 provision for income taxes included a one-time benefit of approximately $2.0 million, primarily related to the release of previously-established reserves taken on research and development credits claimed for the years 1995 through 2001. Excluding these one-time adjustments, our effective tax rates for the years ended December 31, 2006 and 2005 were 33.2% and 35.6%, respectively. The effective tax rate in both years was lower than the statutory rate primarily due to research and development credits, extra-territorial income exclusions, and non-U.S. income. Compared to prior years, the 2006 effective tax rate also benefited from a more favorable state income tax apportionment.

The American Jobs Creation Act of 2004 provided a limited opportunity through 2005 to repatriate the undistributed earnings of non-U.S. subsidiaries at a U.S. tax cost that could be lower than the normal tax cost on such distributions. During 2005, we repatriated $23.2 million of dividends, $21.0 million of which qualified under these provisions. The resulting impact of these dividends on our income tax expense was not material.

Net income. Net income for the year ended December 31, 2006 was $63.9 million, a decrease of $17.9 million, or 22%, from net income for the year ended December 31, 2005 of $81.8 million. Basic earnings per share of common stock was $1.76 in 2006 compared to $2.24 in 2005.

North American segment net income for the year ended December 31, 2006 was $42.7 million, a decrease of $21.4 million, or 34%, from $64.1 million for the year ended December 31, 2005. The decrease in North American net income was primarily due to lower sales.

European segment net income for the year ended December 31, 2006 was $8.9 million, an increase of $2.6 million, or 40%, from $6.3 million for the year ended December 31, 2005. The increase was primarily related to the previously-discussed sales improvement.

International segment net income for the year ended December 31, 2006 was $13.1 million, an increase of $1.4 million, or 12%, from $11.7 million for the year ended December 31, 2005. The improvement in International segment net income was primarily related to the previously-discussed sales growth.

LIQUIDITY AND CAPITAL RESOURCES

Our main sources of liquidity are cash generated from operations and borrowing capacity. Our principal liquidity requirements are for working capital, capital expenditures, acquisitions, and principal and interest payments on outstanding indebtedness.

Cash and cash equivalents increased $13.7 million during 2007 compared to increasing $16.5 million during 2006.

Operating activities provided cash of $41.3 million in 2007 compared to providing $62.8 million in 2006. Lower cash provided by operations in 2007 was primarily due to working capital increases. Cash flow from operations during 2006 included $4.8 million in non-cash restructuring and other charges related to special termination benefit costs that were paid by our pension plan. Trade receivables were $205.7 million at December 31, 2007 compared to $174.6 million at December 31, 2006. LIFO inventories were $155.3 million at December 31, 2007 compared to $137.2 million at December 31, 2006. On a FIFO basis, inventories measured against cost of products sold turned 3.1 times in 2007 and 3.2 times in 2006. The increase in trade receivables reflects a higher proportion of government receivables. Higher inventory levels were mainly related to planned increases in conjunction with the move of Clifton, New Jersey manufacturing to Jacksonville, North Carolina. The increases in trade receivables and inventories also include currency translation effects of $7.3 million and $9.5 million, respectively. The $12.2 million increase in prepaids and other current assets during 2007 was primarily due to an increase in income taxes receivable. The increases in other non-current assets and liabilities during 2007 and 2006 of $21.6 million and $17.9 million, respectively, were due primarily to increases in receivables due from insurance carriers.

Our investing activities used cash of $22.0 million in 2007, compared with using $50.1 million in 2006. During 2007 and 2006, we used cash of $32.9 million and $22.7 million, respectively, for property additions, primarily for production equipment. Property disposals provided cash of $18.4 million and $3.9 million during 2007 and 2006, respectively. During 2007, we received net cash of $13.9 million related to our sale of Cranberry Woods property. Acquisitions and other investing activities during 2007 and 2006 used cash of $7.5 million and $31.3 million, respectively. In 2007, we used cash of $5.7 million for the acquisition of Acceleron Technologies LLC, $1.1 million to acquire the outstanding shares of MSA (India) Limited that were previously held by our joint venture partner, and $0.7 million to acquire TecBOS GmbH. During 2006, we used cash of $7.9 million and $21.9 million to acquire Select PPE and Paraclete, respectively.

Financing activities used cash of $9.8 million in 2007 compared to providing cash of $1.4 million in 2006. During 2007, we made dividend payments of $30.1 million compared to $24.8 million in 2006. Dividends paid on our common stock during 2007 (our 90th consecutive year of dividend payment) were $0.84 per share. Dividends paid on our common stock in 2006 and 2005 were $0.68 and $0.52, per share, respectively. During 2007 and 2006, we used cash of $25.5 million and $29.9 million, respectively, to purchase treasury shares. Our short-term borrowings increased $44.2 million during 2007. Proceeds from short-term borrowings were used primarily to finance treasury share purchases and acquisitions. In 2006, we borrowed $60.0 million in private placement debt, primarily to replace short-term borrowings.

In April 2004, we entered into an eight year interest rate swap agreement. Under the terms of the agreement, we receive a fixed interest rate of 8.39% and pay a floating interest rate based on LIBOR. The notional amount of the swap is initially $20.0 million and declines $4.0 million per year beginning in 2008. The interest rate swap has been designated as a fair value hedge of a portion of our fixed rate 8.39% Senior Notes.

The fair value of the interest rate swap at December 31, 2007, has been recorded as a liability of $0.2 million that is included in other noncurrent liabilities, with an offsetting reduction in the carrying value of the long-term debt.

As a result of entering into the interest rate swap, we have increased our exposure to interest rate fluctuations. Differences between the fixed rate amounts received and the variable rate amount paid are recognized in interest expense on an ongoing basis. This rate difference resulted in an increase in interest expense of approximately $0.4 million and $0.3 million during 2007 and 2006, respectively, and a reduction in interest expense of $0.1 million during 2005.

Long-term debt, including the current portion at December 31, 2007 was $113.7 million, or 20% of total capital. For purposes of this calculation, total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity.

Our long-term debt obligations at December 31, 2007 and 2006 were as follows:

	2007	2006
	(In thousands)	
U.S.		
Industrial development debt issues payable through 2022, 3.94%	$ 6,750	$ 6,750
Senior Notes payable through 2012, 8.39%	39,826	39,089
Senior Notes payable through 2022, 5.41%	60,000	60,000
Notes payable through 2011, net of unamortized discount of $850	7,150	8,694
International		
Various notes payable through 2008, 5.80%	8	38
Total	113,734	114,571
Amounts due within one year	10,008	2,030
Long-term debt	103,726	112,541

Approximate maturities of these obligations are $10.0 million in 2008, $10.8 million in 2009, $12.0 million in 2010, $9.2 million in 2011, $7.8 million in 2012, and $63.9 million thereafter. Some debt agreements require us to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt. We were in compliance with our debt covenants as of December 31, 2007.

Short-term bank lines of credit amounted to $82.9 million of which $38.2 million was unused at December 31, 2007. Generally, these short-term lines of credit are renewable annually. There are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $44.7 million and $0.3 million at December 31, 2007 and 2006, respectively. The average month-end balance of total short-term borrowings during 2007 was $24.4 million. The maximum month-end balance of $46.9 million occurred at September 30, 2007. The weighted average interest rates of short-term borrowings at December 31, 2007 and 2006 were 6% and 5%, respectively.

We believe our sources of liquidity currently available from our cash reserves on hand, cash flow from operations, and borrowing capacity are sufficient to meet our principal liquidity requirements for at least the next 12 months.

CUMULATIVE TRANSLATION ADJUSTMENTS

The year-end position of the U.S. dollar relative to international currencies resulted in a translation gain of $16.5 million being credited to the cumulative translation adjustments shareholders' equity account in 2007, compared to a gain of $10.1 million in 2006 and a loss of $11.1 million in 2005. Translation gains in 2007 and 2006 were primarily related to the strengthening of the euro. Translation losses in 2005 were primarily due to a weakening of the euro.

COMMITMENTS AND CONTINGENCIES

We are obligated to make future payments under various contracts, including debt and lease agreements. Our significant cash obligations as of December 31, 2007 were as follows:

	Total	2008	2009	2010	2011	2012	Thereafter
				(In millions)			
Long-term debt*	$113.7	$10.0	$10.8	$12.0	$ 9.2	$ 7.8	$63.9
Operating leases	30.7	8.8	7.2	6.2	4.3	2.3	1.9
Totals	144.4	18.8	18.0	18.2	13.5	10.1	65.8

* Future interest payments are not included in the table.

The significant obligations table does not include obligations to taxing authorities due to uncertainty surrounding the ultimate settlement of amounts and timing of these obligations.

We expect to make net contributions of $2.4 million to our pension plans in 2008.

We have purchase commitments for materials, supplies, services, and property, plant and equipment as part of our ordinary conduct of business.

In September 2006, we acquired Paraclete Armor and Equipment, Inc. Under the terms of the asset purchase agreement, we issued a $10.0 million note payable to the former owners of Paraclete. The note is non-interest bearing and is payable in five annual installments of $2.0 million beginning September 1, 2007. We recorded the note at a fair value of $8.5 million at the time of issuance. The discount of $1.5 million is being amortized over the term of the note.

During 2003, we sold our real property in Berlin, Germany for $25.7 million, resulting in a gain of $13.6 million. At the same time, we entered into an eight year agreement to lease back the portion of the property that we occupy. Under sale-leaseback accounting, $12.1 million of the gain was deferred and is being amortized over the term of the lease.

In 2003, we entered into a lease agreement with BASF pertaining to that portion of the Callery Chemical site that is occupied by our Evans City, Pennsylvania manufacturing operations. The initial term of the lease was one year, with a renewal option for five successive one year periods. In September 2007, we exercised our fourth one year renewal option.

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 2,600 lawsuits primarily involving respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 16,500 plaintiffs. Approximately 90% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, in recent years there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential maximum liability for such claims, in part because the defendants in these lawsuits are often numerous, and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our exposures on an ongoing basis and make adjustments to the reserve as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

We are currently involved in coverage litigation with Century Indemnity Company (Century). Century filed a lawsuit in the Superior Court of New Jersey seeking a declaration of Century's obligations with respect to certain asbestos, silica and other claims under five insurance policies issued to us by Century. The New Jersey Superior Court issued an order granting our motion to dismiss this case on jurisdictional grounds. Century appealed that order and on February 26, 2008, the Appellate Division of the Superior Court of New Jersey affirmed the decision of the trial court dismissing the case. It is unknown whether Century will seek to appeal that decision. We have sued Century in the Court of Common Pleas of Allegheny County, Pennsylvania, alleging that Century breached the five insurance policies by failing to pay amounts owing to us. The Pennsylvania court has denied a motion by Century to stay or dismiss the Pennsylvania lawsuit in favor of the New Jersey action and the Pennsylvania action is proceeding. We believe that Century's refusal to indemnify us under the policies is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all amounts. The case is currently in discovery.

We regularly evaluate the collectibility of these receivables and record the amounts that we conclude are probable of collection based on our analysis of our various policies, pertinent case law interpreting comparable policies and our experience with similar claims. The net balance of receivables from insurance carriers was $39.1 million and $18.4 million at December 31, 2007 and 2006, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. We evaluate these estimates and judgments on an on-going basis based on historical experience and various assumptions that we believe to be reasonable under the circumstances. However, different amounts could be reported if we had used different assumptions and in light of different facts and circumstances. Actual amounts could differ from the estimates and judgments reflected in our financial statements.

We believe that the following are the more critical judgments and estimates used in preparation of our financial statements.

Accounting for contingencies. We accrue for contingencies in accordance with FAS No. 5, Accounting for Contingencies, when we believe that it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies relate to uncertainties that require our judgment both in assessing whether or not a liability or loss has been incurred and in estimating the amount of the probable loss. Significant contingencies affecting our financial statements include pending or threatened litigation, including product liability claims, and product warranties.

Product liability. We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. We accrue for our estimates of the probable costs to be incurred in the resolution of product liability claims. These estimates are based on actuarial valuations, past experience, and our judgments regarding the probable outcome of pending and threatened claims. Due to uncertainty as to the ultimate outcome of pending and threatened claims, as well as the incidence of future claims, it is possible that future results could be materially affected by changes in our assumptions and estimates related to product liability matters, including our estimates of amounts receivable from insurance carriers. Our product liability expense averaged less than 1% of net sales during the three years ended December 31, 2007.

Product warranties. We accrue for the estimated probable cost of product warranties at the time that sales are recognized. Our estimates are principally based on historical experience. We also accrue for our estimates of the probable costs of corrective action when significant product quality issues are identified. These estimates are principally based on our assumptions regarding the cost of corrective action and the probable number of units to be repaired or replaced. Our product warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Due to the uncertainty and potential volatility of these factors, it is possible that future results could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these matters. Our product warranty expense averaged approximately 1% of net sales during the three years ended December 31, 2007.

Income taxes. We account for income taxes in accordance with FAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. FAS No. 109 also requires that deferred tax assets be reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized.

We record valuation allowances to reduce deferred tax assets to the amounts that we estimate are probable to be realized. When assessing the need for valuation allowances, we consider projected future taxable income and prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in our judgments about the realizability of deferred tax assets in future years, we would adjust the related valuation allowances in the period that the change in circumstances occurs, along with a corresponding charge or credit to income. We had valuation allowances of $1.8 million at December 31, 2007. There were no valuation allowances at December 31, 2006.

We record an estimated income tax liability based on our best judgment of the amounts likely to be paid in the various tax jurisdictions in which we operate. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded.

Pensions and other postretirement benefits. We account for our pension and postretirement benefit plans as required under FAS No. 87, Employers' Accounting for Pensions, FAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and FAS No. 158, Employers' Accounting for Defined Benefit Pension and other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R). Accounting for the net periodic benefit costs and credits for these plans requires us to estimate the cost of benefits to be provided well into the future and to attribute these costs over the expected work life of the employees participating in these plans. These estimates require our judgment about discount rates used to determine these obligations, expected returns on plan assets, rates of future compensation increases, rates of increase in future health care costs, participant withdrawal and mortality rates, and participant retirement ages. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans and could cause net periodic benefit costs and credits to change materially from year-to-year. The discount rate assumptions used in determining projected benefit obligations are based on published long-term bond indices. We decreased the assumed discount rates in 2007, reflecting a decrease in long-term bond rates.

Goodwill. As required by FAS No. 142, Goodwill and Other Intangible Assets, each year we evaluate for goodwill impairment by comparing the fair value of each of our reporting units with its carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and requires further evaluation. We estimate the fair value of our reporting units using a combination of discounted cash flow analysis and market capitalization based on historical and projected financial information. We apply our best judgment in assessing the reasonableness of the financial projections and other estimates used to determine the fair value of each reporting unit.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. FAS No. 157 is effective on January 1, 2008. Upon adoption, the provisions of FAS No. 157 are to be applied prospectively with limited exceptions. Relative to FAS No. 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2 and proposed 157-c. FSP 157-1 amends FAS No. 157 to exclude FAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements. FSP 157-2 delays the effective date of FAS No. 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-c clarifies the principles in FAS No. 157 on the fair value measurement of liabilities. Based upon pronouncements issued to date, we do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. FAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. FAS No. 159 is effective January 1, 2008. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, which replaces FAS No. 141, Business Combinations. FAS No. 141(R) changes a number of significant aspects of the application the acquisition method of accounting for business combinations. Under FAS No. 141(R), acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will generally affect income tax expense. FAS No. 141(R) is effective on a prospective basis for business combinations with acquisition dates on or after the January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. Adjustments to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS No. 141(R) would also apply the provisions of FAS No. 141(R). We do not expect that the adoption of this statement, as it relates to past acquisitions, will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. FAS No. 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain ARB No. 51 consolidation procedures for consistency with the requirements of FAS No. 141(R) and expands disclosure requirements regarding the interests of the parent and its noncontrolling interest. FAS No. 160 is effective January 1, 2009. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the Emerging Issues Task Force issued EITF No. 07-1, Accounting for Collaborative Arrangements. EITF No. 07-1 requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company's financial statement and includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective January 1, 2009 and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. We are exposed to market risks related to currency exchange rates and interest rates.

Currency exchange rate sensitivity. We are subject to the effects of fluctuations in currency exchange rates on various transactions and on the translation of the reported financial position and operating results of our non-U.S. companies from local currencies to U.S. dollars. A hypothetical 10% strengthening or weakening of the U.S. dollar would increase or decrease our reported sales and net income for the year ended December 31, 2007 by approximately $47.5 million and $2.1 million, respectively. When appropriate, we may attempt to limit our transactional exposure to changes in currency exchange rates through contracts or other actions intended to reduce existing exposures by creating offsetting currency exposures. At December 31, 2007, contracts for the purpose of hedging cash flows were not significant.

Interest rate sensitivity. We are exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, these financial instruments are reported at carrying values which approximate fair values.

We hold one interest rate swap agreement, which is used to hedge the fair market value on a portion of our 8.39% fixed rate long-term debt. At December 31, 2007, the swap agreement had a notional amount of $20.0 million and a fair market value in favor of the bank of $0.2 million. The swap will expire in 2012. The notional amount of the swap declines $4.0 million per year beginning in 2008. A hypothetical increase of 10% in market interest rates would result in a decrease of approximately $0.3 million in the fair value of the interest rate swap.

We have $100.0 million of fixed rate debt which matures at various dates through 2021. The incremental increase in the fair value of fixed rate long-term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.9 million, excluding the impact of outstanding hedge instruments. However, our sensitivity to interest rate declines and the corresponding increase in the fair value of our debt portfolio would unfavorably affect earnings and cash flows only to the extent that we elected to repurchase or retire all or a portion of our fixed rate debt portfolio at prices above carrying values.

Item 8. Financial Statements and Supplementary Data

Management's Reports

Management's Report on Responsibility for Financial Reporting

Management of Mine Safety Appliances Company (the Company) is responsible for the preparation of the financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management. The other financial information contained in this annual report is consistent with the financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

/s/ JOHN T. RYAN III

John T. Ryan III
Chairman of the Board
Chief Executive Officer

/s/ DENNIS L. ZEITLER

Dennis L. Zeitler
Senior Vice President and Treasurer
Chief Financial Officer

February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, cash flows and changes in retained earnings and other comprehensive income present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries (the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007 in Note 7, stock-based compensation in 2006 in Note 8 and defined benefit pension and postretirement benefit plans in 2006 in Note 11.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania
February 29, 2008

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

Year Ended December 31	2007	2006	2005
Net sales	$ 990,252	$913,714	$907,912
Other income	17,396	5,384	4,058
	1,007,648	919,098	911,970
Costs and expenses			
Cost of products sold	616,203	568,410	558,921
Selling, general and administrative	241,138	215,663	201,367
Research and development	30,196	26,037	21,928
Restructuring and other charges	4,142	6,981	—
Interest	9,913	6,228	5,484
Currency exchange (gains) losses	(132)	3,139	474
	901,460	826,458	788,174
Income before income taxes	106,188	92,640	123,796
Provision for income taxes	38,600	28,722	42,013
Net income	67,588	63,918	81,783
Basic earnings per common share	$ 1.89	$ 1.76	$ 2.24
Diluted earnings per common share	$ 1.86	$ 1.73	$ 2.19

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)

December 31		2007	2006
Assets			
Current Assets	Cash and cash equivalents	$ 74,981	$ 61,296
	Trade receivables, less allowance for doubtful accounts of $6,558 and $5,574	205,737	174,569
	Inventories	155,332	137,230
	Deferred tax assets	21,821	18,577
	Income taxes receivable	17,669	6,395
	Prepaid expenses and other current assets	21,510	18,792
	Total current assets	497,050	416,859
Property	Land	3,361	4,448
	Buildings	87,979	85,269
	Machinery and equipment	306,455	281,965
	Construction in progress	9,233	7,279
	Total	407,028	378,961
	Less accumulated depreciation	(276,583)	(258,310)
	Net property	130,445	120,651
Other Assets	Prepaid pension cost	212,304	211,018
	Deferred tax assets	24,125	29,676
	Goodwill	87,011	79,360
	Other noncurrent assets	65,371	41,056
	Total	1,016,306	898,620
Liabilities			
Current Liabilities	Notes payable and current portion of long-term debt	$ 54,676	$ 2,340
	Accounts payable	50,648	39,441
	Employees' compensation	24,920	20,931
	Insurance and product liability	15,192	15,588
	Taxes on income	7,199	8,654
	Other current liabilities	56,554	40,481
	Total current liabilities	209,189	127,435
Long-Term Debt		103,726	112,541
Other Liabilities	Pensions and other employee benefits	126,790	110,966
	Deferred tax liabilities	100,934	100,969
	Other noncurrent liabilities	13,129	7,956
	Minority interests	1,007	900
	Total liabilities and minority interests	554,775	460,767
Shareholders' Equity			
	Preferred stock, 4 ½% cumulative, $50 par value (callable at $52.50)	3,569	3,569
	Common stock, no par value (shares outstanding: 2007—35,661,776 and 2006—36,015,416)	63,303	55,990
	Stock compensation trust	(13,208)	(14,350)
	Treasury shares, at cost	(256,846)	(231,299)
	Accumulated other comprehensive income	36,233	28,090
	Earnings retained in the business	628,480	595,853
	Total shareholders' equity	461,531	437,853
	Total	1,016,306	898,620

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

Year Ended December 31	2007	2006	2005
Operating Activities			
Net income	$ 67,588	$ 63,918	$ 81,783
Depreciation and amortization	24,363	22,147	24,345
Pensions	(4,535)	696	(6,104)
Net gain on sale of investments and assets	(13,008)	(2,081)	(408)
Stock-based compensation	4,791	3,934	1,356
Deferred income taxes	5,661	(1,932)	2,294
Other noncurrent assets and liabilities	(21,623)	(17,883)	(1,674)
Other, net	(4)	898	3,973
Operating cash flow before changes in working capital	63,233	69,697	105,565
Trade receivables	(22,965)	4,176	(17,080)
Inventories	(8,285)	(5,374)	(1,348)
Accounts payable and accrued liabilities	21,593	(6,362)	5,057
Prepaid expenses and other current assets	(12,231)	699	(6,190)
Increase in working capital	(21,888)	(6,861)	(19,561)
Cash Flow From Operating Activities	41,345	62,836	86,004
Investing Activities			
Property additions	(32,884)	(22,734)	(21,664)
Property disposals	18,412	3,887	1,320
Acquisitions, net of cash acquired and other investing	(7,492)	(31,301)	(16,955)
Cash Flow From Investing Activities	(21,964)	(50,148)	(37,299)
Financing Activities			
Proceeds from (payments on) short-term debt, net	44,233	(230)	(1,473)
Payments on long-term debt	(2,000)	(8,134)	(4,120)
Proceeds from long-term debt	—	59,819	—
Cash dividends paid	(30,139)	(24,774)	(19,053)
Company stock purchases	(25,547)	(29,893)	(58,012)
Exercise of stock options	2,134	1,900	4,707
Tax benefit related to stock plans	1,530	2,710	—
Cash Flow From Financing Activities	(9,789)	1,398	(77,951)
Effect of exchange rate changes on cash	4,093	2,413	(2,502)
Increase (decrease) in cash and cash equivalents	13,685	16,499	(31,748)
Beginning cash and cash equivalents	61,296	44,797	76,545
Ending cash and cash equivalents	74,981	61,296	44,797
Supplemental cash flow information:			
Interest payments	$ 10,130	$ 5,684	$ 5,315
Income tax payments	42,344	27,809	34,060

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF CHANGES IN RETAINED EARNINGS AND OTHER COMPREHENSIVE INCOME

(In thousands)

	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
Balances January 1, 2005	$493,979	$ 1,793	
Net income	81,783	—	$ 81,783
Cumulative translation adjustments	—	(11,070)	(11,070)
Minimum pension liability adjustments, net of tax of $189	—	(294)	(294)
Comprehensive income	—	—	70,419
Common dividends	(19,011)	—	
Preferred dividends	(42)	—	
Balances December 31, 2005	556,709	(9,571)	
Net income	63,918	—	$ 63,918
Cumulative translation adjustments	—	10,083	10,083
Minimum pension liability adjustments, net of tax of $260	—	1,027	1,027
Comprehensive income	—	—	75,028
Adoption of FAS No. 158, net of tax of $16,932	—	26,551	
Common dividends	(24,732)	—	
Preferred dividends	(42)	—	
Balances December 31, 2006	595,853	28,090	
Net income	67,588	—	$ 67,588
Cumulative translation adjustments	—	16,463	16,463
Pension and post-retirement plan adjustments, net of tax of $4,836	—	(8,320)	(8,320)
Comprehensive income	—	—	75,731
Adoption of FASB Interpretation No. 48	(4,822)	—	
Common dividends	(30,097)	—	
Preferred dividends	(42)	—	
Balances December 31, 2007	628,480	36,233	

Components of accumulated other comprehensive income are as follows:

	2007	2006	2005
Cumulative translation adjustments	$19,486	$ 3,023	$(7,060)
Minimum pension liability adjustments	—	—	(2,511)
Pension and post-retirement plan adjustments	16,747	25,067	—
Accumulated other comprehensive income	36,233	28,090	(9,571)

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the company and all subsidiaries. Intercompany accounts and transactions are eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Minority Interests—Minority interests reflect minority shareholders' original investments in certain consolidated subsidiaries and their proportional share of the income of those subsidiaries. Minority interest expense is reported in other income.

Currency Translation—The functional currency of all significant non-U.S. subsidiaries is the local currency. Assets and liabilities of those operations are translated at year-end exchange rates. Income statement accounts are translated using the average exchange rates for the reporting period. Translation adjustments for these companies are reported as a component of shareholders' equity and are not included in income. Foreign currency transaction gains and losses are included in net income for the reporting period.

Cash Equivalents—Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

Inventories—Inventories are stated at the lower of cost or market. Most U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued on the average cost method or at standard costs which approximate actual costs.

Property and Depreciation—Property is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in income and the cost and related depreciation are removed from the accounts.

Goodwill and Other Intangible Assets—Goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment write-down tests. We test the goodwill of each of our reporting units for impairment at least annually. For this purpose, we consider our reportable business segments to be our reporting units. Fair value is estimated using discounted cash flow methodologies and market comparable information. Other intangible assets are amortized on a straight-line basis over their useful lives.

Revenue Recognition—Revenue from the sale of products is recognized when title, ownership, and the risk of loss have transferred to the customer, which generally occurs either when product is shipped to the customer or, in the case of most U.S. distributor customers, when product is delivered to the customer's delivery site. We establish our shipping terms according to local practice and market characteristics. We do not ship product unless we have an order or other documentation authorizing shipment to our customers. We make appropriate provisions for uncollectible accounts receivable and product returns, both of which have historically been insignificant in relation to our net sales. Certain distributor customers receive price rebates based on their level of purchases and other performance criteria that are documented in established distributor programs. These rebates are accrued as a reduction of net sales as they are earned by the customer.

Shipping and Handling—Shipping and handling expenses for products sold to customers are charged to cost of products sold as incurred. Amounts billed to customers for shipping and handling are included in net sales.

Product Warranties—Estimated expenses related to product warranties and additional service actions are charged to cost of products sold in the period in which the related revenue is recognized or when significant product quality issues are identified.

Research and Development—Research and development costs are expensed as incurred.

Income Taxes—Deferred income taxes are provided for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. No provision is made for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

Stock-Based Compensation Plans—On January 1, 2006, we adopted Statement of FAS No. 123R, Share-Based Payment, which requires that we recognize compensation expense for employee and non-employee director stock-based compensation based on the grant date fair value. Except for retirement-eligible participants, for whom there is no requisite service period, this expense is recognized ratably over the requisite service periods following the date of grant. For retirement-eligible participants, this expense is recognized at the grant date. We elected the modified prospective application method for adoption and prior period financial statements have not been restated. Prior to January 1, 2006, we accounted for stock-based compensation in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, using the intrinsic value method, which resulted in no compensation expense for stock options.

Derivative Instruments—We use derivative instruments to dampen the effects of changes in currency exchange rates and to achieve a targeted mix of fixed and floating interest rates on outstanding debt. We do not enter into derivative transactions for speculative purposes and do not hold derivative instruments for trading purposes. Changes in the fair value of derivative instruments designated as fair value hedges are recorded in the balance sheet as adjustments to the underlying hedged asset or liability. Changes in the fair value of derivative instruments that do not qualify for hedge accounting treatment are recognized in the income statement in the current period.

Note 2—Restructuring and Other Charges

During the year ended December 31, 2007, we recorded charges of $4.1 million ($2.6 million after tax), primarily related to reorganization activities. North American charges of $2.5 million were primarily stay bonuses and severance costs associated with our Project Magellan initiative to move fire helmet manufacturing from Clifton, New Jersey to Jacksonville, North Carolina and to move our Mexican manufacturing operations to a new factory in Queretaro, Mexico. The Clifton plant, which employed about 60 associates, was closed during the fourth quarter of 2007. We expect to complete the move to the new factory in Mexico during 2008.

European charges of $1.1 million were primarily severance costs associated with the reorganization of our management team. International charges of $0.5 million relate to severance costs associated with the workforce reductions in Brazil and Australia.

During the year ended December 31, 2006, we recorded charges of $7.0 million ($4.4 million after tax), primarily related to the Project Outlook reorganization plan in North America. In 2006, approximately 60 employees elected to retire under the terms of a focused voluntary retirement incentive program (VRIP). Project Outlook charges during 2006 included $5.3 million for VRIP retirees, $0.7 million in severance costs related to additional staffing reductions, and $0.5 million to relocate various work groups within the new organizational structure. The remaining $0.5 million of charges in 2006 were for severance costs related to discontinuing manufacturing operations in Britain.

Note 3—Inventories

	December 31	
	2007	2006
	(In thousands)	
Finished products	$ 64,513	$ 55,764
Work in process	28,582	24,203
Raw materials and supplies	62,237	57,263
Total LIFO inventories	155,332	137,230
Excess of FIFO costs over LIFO costs	42,431	42,514
Total FIFO inventories	197,763	179,744

Inventories stated on the LIFO basis represent 35% and 36% of the total inventories at December 31, 2007 and 2006, respectively.

Reductions in certain inventory quantities during 2007 and 2006 resulted in liquidations of LIFO inventories carried at lower costs prevailing in prior years. The effect of these liquidations on cost of sales and net income was not significant in either year.

Note 4—Capital Stock

- Common stock, no par value—180,000,000 shares authorized.
- Second cumulative preferred voting stock, $10 par value—1,000,000 shares authorized; none issued.
- 4½% cumulative preferred nonvoting stock, $50 par value—100,000 shares authorized; 71,373 shares issued and 52,841 shares ($1.8 million) held in treasury. There were no treasury share purchases in 2007 or 2006. Treasury share purchases in 2005 of 105 shares, $5 (share purchase dollars in thousands).

Common stock activity is summarized as follows:

	Shares			Dollars *(In thousands)*		
	Issued	Stock Compensation Trust	Treasury	Common Stock	Stock Compensation Trust	Treasury Cost
Balances January 1, 2005	61,740,327	(3,146,222)	(21,252,719)	$38,001	$(16,436)	$(141,549)
Restricted stock awards	42,440	10,438	—	(54)	54	—
Restricted stock expense	—	—	—	1,356	—	—
Restricted stock forfeitures	—	—	(161)	6	—	(6)
Stock options exercised	298,624	134,659	—	3,992	715	—
Tax benefit related to stock plans	—	—	—	5,368	—	—
Treasury shares purchased	—	—	(1,281,402)	—	—	(58,007)
Balances December 31, 2005	62,081,391	(3,001,125)	(22,534,282)	48,669	(15,667)	(199,562)
Restricted stock awards	—	47,738	—	(249)	249	—
Restricted stock expense	—	—	—	2,204	—	—
Restricted stock forfeitures	—	—	(2,346)	94	—	(94)
Stock options exercised	—	204,375	—	832	1,068	—
Stock option expense	—	—	—	1,730	—	—
Tax benefit related to stock plans	—	—	—	2,710	—	—
Treasury shares purchased	—	—	(780,335)	—	—	(29,893)
Balances December 31, 2006	62,081,391	(2,749,012)	(23,316,963)	55,990	(14,350)	(229,549)
Restricted stock awards	—	94,932	—	(495)	495	—
Restricted stock expense	—	—	—	2,691	—	—
Stock options exercised	—	123,874	—	1,487	647	—
Stock option expense	—	—	—	2,100	—	—
Tax benefit related to stock plans	—	—	—	1,530	—	—
Treasury shares purchased	—	—	(572,446)	—	—	(25,547)
Balances December 31, 2007	62,081,391	(2,530,206)	(23,889,409)	63,303	(13,208)	(255,096)

The Mine Safety Appliances Company Stock Compensation Trust was established to fund certain benefit plans, including employee and non-employee directors stock options and restricted stock awards. Shares held by the Stock Compensation Trust, and the corresponding cost of those shares, are reported as a reduction of common shares issued. Differences between the cost of the shares held by the Stock Compensation Trust and the market value of shares released for stock-related benefits are reflected in shares issued.

In 2007, we changed our presentation of the nonvested value of restricted stock awards. Prior to 2007, we credited common stock for the fair value of the awards on the grant date, with a corresponding charge to deferred stock compensation. At December 31, 2007, we eliminated the deferred stock compensation balance against common stock as required by FAS 123(R), Share—Based Payment. We have reclassified prior year balances to conform with the current year presentation. This change in presentation had no impact on total shareholders' equity.

The Shareholder Rights Plan, under which each outstanding share of common stock was granted one-ninth of a preferred share purchase right, expired on February 21, 2007. Under the terms of the Plan, the rights were exercisable for a fraction of a share of preferred stock, only if a person or group acquired or commenced a tender offer for 15% or more of our common stock.

Note 5—Segment Information

We are organized into three geographic operating segments: North America, Europe, and International. We are engaged in the manufacture and sale of safety equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protection, fall protection, ballistic body armor, thermal imaging cameras, and monitoring instruments. Reportable segment information is presented in the following table:

	North America	Europe	International	Reconciling Items	Consolidated Totals
			(In thousands)		
2007					
Sales to external customers	$515,142	$238,294	$236,816	$ —	$ 990,252
Intercompany sales	44,471	87,496	7,361	(139,328)	—
Net income	48,104	6,829	14,444	(1,789)	67,588
Total assets	669,113	282,538	141,273	(76,618)	1,016,306
Interest income	1,961	651	1,061	573	4,246
Interest expense	9,154	202	87	470	9,913
Noncash items:					
Depreciation and amortization	15,294	5,995	3,074	—	24,363
Pension income (expense)	10,675	(5,199)	(941)	—	4,535
Equity in earnings of affiliates	—	—	(39)	—	(39)
Income tax provision	24,367	6,127	8,170	(64)	38,600
Property additions	19,257	6,365	7,262	—	32,884
Net property	84,287	27,937	18,221	—	130,445
2006					
Sales to external customers	503,357	219,241	191,116	—	913,714
Intercompany sales	39,888	82,936	5,676	(128,500)	—
Net income	42,658	8,851	13,087	(678)	63,918
Total assets	609,913	249,073	109,027	(69,393)	898,620
Interest income	1,436	458	937	231	3,062
Interest expense	5,998	88	141	1	6,228
Noncash items:					
Depreciation and amortization	14,200	5,456	2,491	—	22,147
Pension income (expense)	4,697	(4,569)	(824)	—	(696)
Equity in earnings of affiliates	(277)	—	109	—	168
Income tax provision	17,844	4,908	5,111	859	28,722
Investments in affiliates	221	—	410	—	631
Property additions	11,734	6,791	4,209	—	22,734
Net property	83,540	24,358	12,753	—	120,651
2005					
Sales to external customers	566,501	180,493	160,918	—	907,912
Intercompany sales	39,083	70,099	4,831	(114,013)	—
Net income	64,149	6,321	11,659	(346)	81,783
Total assets	492,964	200,611	87,513	(55,731)	725,357
Interest income	1,067	301	526	566	2,460
Interest expense	5,295	74	115	—	5,484
Noncash items:					
Depreciation and amortization	17,138	5,286	1,921	—	24,345
Pension income (expense)	10,542	(3,762)	(676)	—	6,104
Equity in earnings of affiliates	(210)	—	78	—	(132)
Income tax provision	30,578	7,138	4,663	(366)	42,013
Investments in affiliates	344	—	301	—	645
Property additions	12,764	5,924	2,976	—	21,664
Net property	85,236	20,464	10,509	—	116,209

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Geographic information for sales to external customers, based on country of origin:

	2007	2006	2005
		(In thousands)	
United States	$507,520	$500,398	$560,107
Germany	96,535	99,955	73,903
Other	386,197	313,361	273,902
Total	990,252	913,714	907,912

Note 6—Earnings per Share

Basic earnings per share is computed on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of the weighted average stock options outstanding during the period, using the treasury stock method. Antidilutive options are not considered in computing diluted earnings per share.

	2007	2006	2005
		(In thousands, except per share amounts)	
Net income	$67,588	$63,918	$81,783
Preferred stock dividends	(42)	(42)	(42)
Income available to common shareholders	67,546	63,876	81,741
Basic earnings per common share	$ 1.89	$ 1.76	$ 2.24
Diluted earnings per common share	$ 1.86	$ 1.73	$ 2.19
Basic shares outstanding	35,651	36,366	36,560
Stock options	589	562	741
Diluted shares outstanding	36,240	36,928	37,301
Antidilutive stock options	2	376	195

Note 7—Income Taxes

	2007	2006	2005
		(In thousands)	
Components of income before income taxes			
U.S. income	$ 63,275	$53,488	$112,731
Non-U.S. income	55,495	42,527	40,764
Currency translation gains	487	2,880	106
Eliminations	(13,069)	(6,255)	(29,805)
Income before income taxes	106,188	92,640	123,796
Provision for income taxes			
Current			
Federal	19,357	13,653	23,259
State	1,607	2,663	6,352
Non-U.S.	11,975	14,338	10,108
Total current provision	32,939	30,654	39,719
Deferred			
Federal	(482)	391	461
State	850	(1,161)	219
Non-U.S.	5,293	(1,162)	1,614
Total deferred provision.	5,661	(1,932)	2,294
Provision for income taxes	38,600	28,722	42,013

Reconciliation of the U.S. federal income tax rates to our effective tax rate.

	2007	2006	2005
U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes—U.S.	1.7	1.3	3.4
Taxes on non-U.S. income	(0.6)	(0.5)	(1.0)
Research and development credits	(0.7)	(1.0)	(0.9)
Adjustment of prior years income taxes	(0.3)	(2.2)	(1.6)
Manufacturing deduction	(0.8)	(0.5)	(0.6)
Extra-territorial income exclusions	—	(0.6)	(0.4)
Valuation allowances	1.2	—	—
Statutory rate changes	1.5	—	—
Other	(0.6)	(0.5)	—
Effective income tax rate	36.4%	31.0%	33.9%

	December 31	
	2007	2006
	(In thousands)	
Components of deferred tax assets and liabilities		
Deferred tax assets		
Postretirement benefits	$ 15,325	$ 17,112
Inventory reserves	7,332	8,180
Vacation allowances	1,840	1,408
Net operating losses and tax credit carryforwards	2,161	1,154
Post employment benefits	682	2,150
Foreign tax credit carryforwards (expiring between 2009 and 2017)	3,717	2,789
Liability insurance	4,344	4,318
Basis of capital assets	3,453	4,197
Intangibles	1,819	1,424
Warranties	2,852	2,607
Other	5,657	3,968
Total deferred tax assets	49,182	49,307
Valuation allowances	(1,846)	—
Net deferred tax assets	47,336	49,307
Deferred tax liabilities		
Property, plant and equipment	(21,152)	(20,229)
Pension	(78,939)	(80,365)
Other	(2,612)	(1,946)
Total deferred tax liabilities	(102,703)	(102,540)
Net deferred taxes	(55,367)	(53,233)

At December 31, 2007, we had net operating loss carryforwards of approximately $5.3 million, all in non-U.S. tax jurisdictions and substantially all expiring in 2013.

No deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which amounted to $156.4 million as of December 31, 2007. These earnings are considered to be reinvested for an indefinite period of time. It is not practicable to determine the deferred tax liability on these undistributed earnings.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). The application of income tax law is inherently complex. Tax statutes and regulations are often ambiguous and subject to various interpretations. As a result, we are required to evaluate all relevant facts and make subjective judgments regarding our tax positions.

As a result of the adoption of the FIN 48, we recognized a gross increase in the tax liability for unrecognized tax benefits of $5.7 million. Prior to the adoption of FIN 48, we had recognized $1.4 million in unrecognized tax benefits. The gross increase in the tax liability upon the adoption of FIN 48 created additional tax benefits of $1.8 million, resulting in a net increase in the liability for unrecognized tax benefits of $3.9 million, which was accounted for as a reduction in retained earnings at January 1, 2007. These adjustments, if recognized in the provision for income taxes, would have increased our effective income tax rate.

A reconciliation of the change in the tax liability for unrecognized tax benefits from January 1, 2007 to December 31, 2007 is as follows:

	(In thousands)
Balance at January 1, 2007	$ 7,083
Additions for tax positions related to the current year	470
Additions for tax positions related to prior years	582
Settlements	(2,407)
Balance at December 31, 2007	5,728

The total amount of unrecognized tax benefits, if recognized, would reduce our future effective tax rate. We have recognized tax benefits associated with these liabilities in the amount of $2.2 million and $1.8 million at December 31, 2007 and January 1, 2007, respectively.

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. As a result of the adoption of FIN 48, we recognized a $0.9 million increase in the liability for accrued interest and penalties related to uncertain tax positions, which were also accounted for as a reduction of retained earnings at January 1, 2007. As a result of the settlements in the table above, we reversed $0.5 million of accrued interest and penalties related to uncertain tax positions during 2007. Our liability for accrued interest and penalties related to uncertain tax positions was $0.4 million at December 31, 2007.

We do not expect that the total amount of the unrecognized tax benefit will significantly increase or decrease within 12 months of the reporting date.

We file a U.S. federal income tax return along with various state and foreign income tax returns. Examinations of our federal returns have been completed through 2002. The Internal Revenue Service has notified us that an examination of our U.S. federal income tax returns for the years 2003 through 2006 will be conducted during 2008. We also file in various state and foreign jurisdictions that may be subject to tax audits after 2002.

Note 8—Stock Plans

The 1998 Management Share Incentive Plan provides for grants of stock options and restricted stock awards to eligible key employees through March 2008. The 1990 Non-Employee Directors' Stock Option Plan, as amended April 29, 2004, provides for annual grants of stock options and restricted stock awards to eligible non-employee directors. Stock options are granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). Stock options granted in 2007 and 2006 are exercisable beginning three years after the grant date. Stock options granted in 2005 and earlier years were fully vested as of December 31, 2005. Restricted stock awards are granted without payment to the company and generally vest three years after the grant date. Certain restricted stock awards for management retention vest in three equal tranches four, five, and six years after the grant date. Unvested restricted stock awards for management retention are forfeited if the grantee's employment with the company terminates for any reason other than death or disability. Restricted stock awards are valued at the market value of the stock on the award date. As of December 31, 2007, there were 642,877 shares and 89,599 shares, respectively, reserved for future grants under the management and non-employee directors' plans. We issue Stock Compensation Trust shares or new shares for stock option exercises and restricted stock awards.

On January 1, 2006, we adopted Statement of FAS No. 123R, Share-Based Payment, which requires that we recognize compensation expense for stock-based compensation based on the grant date fair value. Except for retirement-eligible employees and non-employee directors, for whom there is no requisite service period, this expense is recognized ratably over the requisite service periods following the date of grant. For retirement-eligible employees and non-employee directors, this expense is recognized at the grant date. We elected the modified prospective application method for adoption and prior periods financial statements have not been restated. Prior to January 1, 2006, we accounted for stock-based compensation in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, using the intrinsic value method, which resulted in no compensation expense for stock options.

Stock-based compensation expense was as follows:

	2007	2006	2005
		(In thousands)	
Restricted stock awards	$2,691	$2,204	$1,356
Stock option grants	2,100	1,730	—
Total compensation expense before income taxes	4,791	3,934	1,356
Income tax benefit	1,711	1,434	529
Total compensation expense, net of income tax benefit	3,080	2,500	827

We did not capitalize any stock-based compensation expense in 2007, 2006, or 2005.

Prior to January 1, 2006, we did not recognize stock-based compensation expense for stock options. If we had elected to recognize compensation cost based on the fair value of the options at the grant date as prescribed by FAS No. 123, Accounting for Stock-Based Compensation, net income and earnings per share for 2005 would have been reduced to the pro forma amounts shown below.

	2005
	(In thousands)
Net income as reported	$81,783
Fair value of stock options granted, net of tax	(2,565)
Pro forma net income	79,218
Basic earnings per share:	
As reported	$ 2.24
Pro forma	2.17
Diluted earnings per share:	
As reported	$ 2.19
Pro forma	2.12

Stock option expense for 2007 and 2006 and the pro forma effect as if FAS No. 123 had been applied for 2005 are based on the fair value of stock option grants estimated on the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2007, 2006, and 2005.

	2007	2006	2005
Fair value per option	$15.46	$16.38	$16.58
Risk-free interest rate	4.6%	4.6%	4.3%
Expected dividend yield	1.9%	1.4%	2.0%
Expected volatility	40%	41%	34%
Expected life (years)	6.0	5.7	9.9

The risk-free interest rate is based on the U.S. Treasury Constant Maturity rates as of the grant date converted into an implied spot rate yield curve. Expected dividend yield is based on the most recent annualized dividend divided by the one year average closing share price. Expected volatility is based on the ten year historical volatility using daily stock prices. Expected life in years for 2007 and 2006 is based on historical stock option exercise data. Prior to 2006, expected life approximated contractual life.

A summary of option activity under the two plans follows:

	Shares	Weighted Average Exercise Price	Exercisable at Year-end
Outstanding at January 1, 2005	1,792,704	$12.55	
Granted	194,786	45.68	
Exercised	(433,283)	10.86	
Outstanding December 31, 2005	1,554,207	17.17	1,554,207
Granted	181,527	40.20	
Exercised	(204,375)	9.29	
Outstanding December 31, 2006	1,531,359	20.95	1,349,832
Granted	199,292	40.32	
Exercised	(123,874)	17.22	
Forfeited	(44,372)	42.00	
Outstanding December 31, 2007	1,562,405	23.12	1,210,746

For various exercise price ranges, characteristics of outstanding and exercisable stock options at December 31, 2007 were as follows:

	Stock Options Outstanding		
		Weighted-Average	
Range of Exercise Prices	Shares	Exercise Price	Remaining Life
$ 7.07 – $ 9.03	261,713	$ 7.83	3.1 years
$10.65 – $13.57	553,701	11.32	4.8
$25.07 – $28.06	215,758	25.19	6.2
$40.08 – $50.25	531,233	42.11	8.2
$ 7.07 – $50.25	1,562,405	23.12	5.9

	Stock Options Exercisable		
		Weighted-Average	
Range of Exercise Prices	Shares	Exercise Price	Remaining Life
$ 7.07 – $ 9.03	261,713	$ 7.83	3.1 years
$10.65 – $13.57	553,701	11.32	4.8
$25.07 – $28.06	215,758	25.19	6.2
$40.08 – $50.25	179,574	45.68	6.9
$ 7.07 – $50.25	1,210,746	18.13	5.0

The aggregate intrinsic values of stock options outstanding and stock options exercisable at December 31, 2007 were $44.9 million and $40.8 million, respectively.

A summary of restricted stock award activity follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2005	179,183	$15.57
Granted	52,878	44.27
Vested	(62,009)	13.83
Forfeited	(161)	39.16
Unvested at December 31, 2005	169,891	25.10
Granted	47,738	40.29
Vested	(76,813)	12.18
Forfeited	(2,346)	40.08
Unvested at December 31, 2006	138,470	37.26
Granted	95,976	41.60
Vested	(51,113)	28.44
Unvested at December 31, 2007	183,333	42.00

During the years ended December 31, 2007, 2006, and 2005, the total intrinsic value of stock options exercised (i.e. the difference between the market price at exercise and the option price paid to exercise the option) was $3.8 million, $6.3 million, and $14.5 million, respectively. The fair values of restricted stock awards vested during the years ended December 31, 2007, 2006, and 2005 were $2.1 million, $2.9 million, and $2.1 million, respectively.

As of December 31, 2007, there was $4.9 million of total future unvested stock-based compensation expense, and the weighted average period over which this expense is expected to be recognized was approximately 2.0 years.

Note 9—Long-Term Debt

	December 31	
	2007	2006
	(In thousands)	
U.S.		
Industrial development debt issues payable through 2022, 3.94%	$ 6,750	$ 6,750
Senior Notes payable through 2012, 8.39%	39,826	39,089
Senior Notes payable through 2021, 5.41%	60,000	60,000
Note payable through 2011, net of unamortized discount of $850	7,150	8,694
International		
Various notes payable through 2008, 5.80%	8	38
Total	113,734	114,571
Amounts due in one year	10,008	2,030
Long-term debt	103,726	112,541

Approximate maturities of these obligations over the next five years are $10.0 million in 2008, $10.8 million in 2009, $12.0 million in 2010, $9.2 million in 2011, $7.8 million in 2012, and $63.9 million thereafter. Some debt agreements require us to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt. We were in compliance with our debt covenants as of December 31, 2007.

Note 10—Goodwill and Intangible Assets

Changes in goodwill and intangible assets, net of accumulated amortization, during the year ended December 31, 2007 were as follows:

	Goodwill	Intangibles
	(In thousands)	
Net balances at January 1, 2007	$79,360	$17,096
Goodwill and intangibles acquired	2,102	5,130
Adjustments to purchase price allocations	3,984	(3,984)
Amortization expense	—	(2,690)
Currency translation and other	1,565	81
Net balances at December 31, 2007	87,011	15,633

At December 31, 2007, goodwill of approximately $64.8 million, $18.4 million, and $3.8 million related to the North American, European, and International operating segments, respectively. Approximately $1.3 million and $0.6 million of the goodwill acquired during 2007 related to the Acceleron and India acquisitions, respectively.

During 2007, we finalized the allocation of the purchase price related to the September 2006 acquisition of Paraclete Armor and Equipment Inc. The final allocation resulted in a $4.0 million adjustment between intangibles and goodwill.

Intangible assets include patents, license agreements, copyrights, and trademarks. These items are included in other noncurrent assets. At December 31, 2007, intangible assets totaled $15.6 million, net of accumulated amortization of $8.9 million. Intangible asset amortization expense over the next five years is expected to be approximately $2.7 million in 2008, $2.0 million in 2009, $2.0 million in 2010, $1.9 million in 2011, and $0.9 million in 2012.

Note 11—Pensions and Other Postretirement Benefits

We maintain various defined benefit and defined contribution plans covering the majority of our employees. Our principal U.S. plan is funded in compliance with the Employee Retirement Income Security Act (ERISA). It is our general policy to fund current costs for the international plans, except in Germany and Mexico, where it is common practice and permissible under tax laws to accrue book reserves.

We provide health care benefits and limited life insurance for certain retired employees who are covered by our principal U.S. defined benefit pension plan until they become Medicare-eligible.

We adopted FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006. FAS No. 158 requires an employer to recognize the funded status of each of its defined benefit pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status through comprehensive income in the year in which changes occur. Upon the adoption of FAS No. 158, additional minimum pension liabilities and related intangible assets were no longer recognized. The provisions of FAS No. 158 were applied on a prospective basis. The adoption of FAS No. 158 resulted in the following impacts at December 31, 2006: an increase of $67.5 million in prepaid pension costs, an increase of $23.4 million in accrued pension and other postretirement benefit liabilities, and an increase of $43.5 million ($26.6 million after-tax) in accumulated other comprehensive income. Additionally, FAS No. 158 requires that we measure the funded status of each of our plans as of year-end beginning December 31, 2008.

We use a January 1 measurement date for our plans. Information pertaining to defined benefit pension plans and other postretirement benefits plans is provided in the following table.

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
	(In thousands)			
Change in Benefit Obligations				
Benefit obligations at January 1	$315,337	$294,304	$ 24,906	$ 28,518
Service cost	10,236	9,940	635	614
Interest cost	17,733	16,437	1,484	1,399
Participant contributions	438	346	—	—
Plan amendments	578	220	—	(1,310)
Actuarial losses (gains)	447	(1,168)	1,526	(1,832)
Benefits paid	(16,362)	(18,360)	(2,497)	(2,483)
Curtailments	—	(22)	—	—
Settlements	—	(393)	—	—
Termination benefits	—	4,843	—	—
Currency translation effects	10,535	9,190	—	—
Benefit obligations at December 31	338,942	315,337	26,054	24,906
Change in Plan Assets				
Fair value of plan assets at January 1	442,334	402,745	—	—
Actual return on plan assets	24,522	54,911	—	—
Employer contributions	3,074	2,791	497	583
Participant contributions	438	346	—	—
Benefits paid	(13,807)	(15,790)	(2,497)	(2,483)
Section 420 transfer to retiree medical plan	(2,000)	(1,900)	2,000	1,900
Reimbursement of German benefits	(2,555)	(2,570)	—	—
Settlements	—	(520)	—	—
Currency translation effects	3,590	2,321	—	—
Fair value of plan assets at December 31	455,596	442,334	—	—
Funded Status				
Funded status at December 31	116,654	126,997	(26,054)	(24,906)
Unrecognized transition losses	123	264	—	—
Unrecognized prior service cost	1,306	690	(2,169)	(2,527)
Unrecognized net actuarial (gains) losses	(37,585)	(49,160)	10,398	9,650
Net amount recognized	80,498	78,791	(17,825)	(17,783)
Amounts Recognized in the Balance Sheet				
Noncurrent assets	212,304	211,018	—	—
Current liabilities	(3,979)	(3,724)	(1,615)	(1,637)
Noncurrent liabilities	(91,671)	(80,297)	(24,439)	(23,269)
Net amount recognized	116,654	126,997	(26,054)	(24,906)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial (gains) losses	(37,585)	(49,160)	10,398	9,650
Prior service cost (credit)	1,306	690	(2,169)	(2,527)
Unrecognized net initial obligation	123	264	—	—
Total (before tax effects)	(36,156)	(48,206)	8,229	7,123
Accumulated Benefit Obligations for all Defined Benefit Plans	282,080	262,678	—	—

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
			(In thousands)			
Components of Net Periodic Benefit (Credit) Cost						
Service cost	$ 10,236	$ 9,597	$ 7,843	$ 635	$ 614	$ 543
Interest cost	17,733	16,066	14,985	1,484	1,399	1,609
Expected return on plan assets	(33,980)	(31,287)	(30,001)	—	—	—
Amortization of transition amounts	44	44	43	—	—	—
Amortization of prior service cost	190	198	270	(358)	(227)	(227)
Recognized net actuarial losses	1,125	1,089	496	778	820	984
Settlement loss	—	146	260	—	—	—
Curtailment loss	117	—	—	—	—	—
Termination benefits	—	4,843	—	—	—	—
Net periodic benefit (credit) cost	(4,535)	696	(6,104)	2,539	2,606	2,909

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Assumptions used to determine benefit obligations				
Discount rate	6.0%	5.7%	6.3%	6.0%
Rate of compensation increase	4.4%	4.4%	—	—
Assumptions used to determine net periodic benefit cost				
Discount rate	5.6%	5.5%	6.0%	5.8%
Expected return on plan assets	8.4%	8.4%	—	—
Rate of compensation increases	4.4%	4.4%	—	—

The expected return on assets for the 2007 net periodic pension cost was determined by multiplying the expected returns of each asset class (based on historical returns) by the expected percentage of the total portfolio invested in that asset class. A total return was determined by summing the expected returns over all asset classes.

	Plan Assets at December 31	
	2007	2006
Asset Category		
Equity securities	82.9%	78.8%
Debt securities	12.4%	17.9%
Real estate	0.2%	0.3%
Cash/other	4.5%	3.0%
Total	100.0%	100.0%

Investment policies are determined by the plan's Investment Committee and set forth in the plan's investment policy. Asset managers are granted discretion for determining sector mix, selecting securities and timing transactions, subject to the guidelines of the investment policy. An aggressive, flexible management of the portfolio is permitted and encouraged, with shifts of emphasis among equities, fixed income securities, and cash equivalents at the discretion of each manager. No target asset allocations are set forth in the investment policy.

We expect to make net contributions of $2.4 million to our pension plans in 2008.

For measurement purposes, a 9.5% increase in the costs of covered health care benefits was assumed for the year 2007, decreasing by 1.0% for each successive year to 4.5% in 2013 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1.6 million and $0.2 million, respectively.

Expense for defined contribution pension plans was $3.1 million in 2007, $4.0 million in 2006, and $3.9 million in 2005.

Estimated pension benefits to be paid under our defined benefit pension plans during the next five years are $15.5 million in 2008, $15.9 million in 2009, $16.9 million in 2010, $17.6 million in 2011, $19.5 million in 2012 and are expected to aggregate $111.9 million for the five years thereafter. Estimated other postretirement benefits to be paid during the next five years are $1.6 million in 2008, $1.8 million in 2009, $1.9 million in 2010, $2.1 million in 2011, $2.2 million in 2012 and are expected to aggregate $12.4 million for the five years thereafter.

Note 12—Other Income

	2007	2006	2005
		(In thousands)	
Interest income	$ 4,246	$3,062	$2,460
Gain on asset dispositions, net	13,973	2,865	1,604
Minority interest expense	(253)	(32)	(195)
Other, net	(570)	(511)	189
Total	17,396	5,384	4,058

The 2007 gain on asset dispositions includes a $10.6 million gain on the sale of 83 acres of property in our Cranberry Woods office park to Wells Real Estate Investment Trust II—Cranberry Woods Development Inc.

Note 13—Leases

We lease office space, manufacturing and warehouse facilities, automobiles, and other equipment under operating lease arrangements. Rent expense was $12.6 million in 2007, $11.2 million in 2006, and $10.9 million in 2005. Minimum rent commitments under noncancelable leases are $8.8 million in 2008, $7.2 million in 2009, $6.2 million in 2010, $4.3 million in 2011, $2.3 million in 2012, and $1.9 million thereafter.

Note 14—Short-Term Debt

Short-term bank lines of credit amounted to $82.9 million, of which $38.2 million was unused at December 31, 2007. Generally, these short-term lines of credit are renewable annually. There are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $44.7 million and $0.3 million at December 31, 2007 and 2006, respectively. The average month-end balance of total short-term borrowings during 2007 was $24.4 million, while the maximum month-end balance of $46.9 million occurred at September 30, 2007. The weighted average interest rates on short-term borrowings at December 31, 2007 and 2006 were 6% and 5%, respectively.

Note 15—Derivative Financial Instruments

In April 2004, we entered into an eight year interest rate swap agreement. Under the terms of the agreement, we receive a fixed interest rate of 8.39% and pay a floating interest rate based on LIBOR. The notional amount of the swap is initially $20.0 million and declines $4.0 million per year beginning in 2008. The interest rate swap has been designated as a fair value hedge of a portion of our fixed rate 8.39% Senior Notes.

In order to account for these derivatives as hedges, the interest rate swap must be highly effective at offsetting changes in the fair value of the hedged debt. We have assumed that there is no ineffectiveness in the hedge, since all of the critical terms of the hedge match the underlying terms of the hedged debt.

The fair value of the interest rate swap at December 31, 2007, has been recorded as a liability of $0.2 million that is included in other noncurrent liabilities, with an offsetting reduction in the carrying value of the long-term debt.

As a result of entering into the interest rate swap, we have increased our exposure to interest rate fluctuations. Differences between the fixed rate amounts received and the variable rate amount paid are recognized in interest expense on an ongoing basis. This rate difference resulted in an increase in interest expense of $0.4 million and $0.3 million during the years 2007 and 2006, respectively, and a reduction in interest expense of $0.1 million during 2005.

Note 16—Acquisitions

In December 2007, we acquired TecBOS GmbH of Halstenbek, Germany, a leading developer of software solutions for the fire service and other emergency planning organizations. A purchase price of $0.7 million was paid in cash to the previous owners.

The following table summarizes the estimated fair value of the TecBOS assets acquired and liabilities assumed at the date of acquisition:

	December 2007
	(In thousands)
Current assets	$ 441
Property	165
Intangibles	464
Total assets acquired	1,070
Current liabilities	339
Net assets acquired	731

In March 2007, we acquired Acceleron Technologies, LLC, a San Francisco-based developer of advanced technology suitable for personal locator devices. We believe that the acquisition of this technology significantly expedites the development of reliable systems for first responder and soldier location applications. The purchase price of $5.7 million included amounts paid to the previous owners and other direct costs associated with the acquisition. The acquisition agreement provides for additional consideration of up to $4.9 million to be paid to the former owners of Acceleron based on the achievement of specific technology development milestones by September 28, 2008.

The following table summarizes the estimated fair value of the Acceleron assets acquired at the date of acquisition:

	March 2007
	(In thousands)
Intangibles	$4,413
Goodwill	1,289
Total assets acquired	5,702

In March 2007, we acquired the outstanding shares of MSA (India) Limited that were previously held by our joint venture partner. As a wholly-owned subsidiary under MSA management, we believe that we are better positioned to take advantage of opportunities in the large and growing Indian market. We allocated $0.6 million of the $1.1 million purchase price to goodwill.

In September 2006, we acquired Paraclete Armor and Equipment, Inc. of St. Pauls, North Carolina. Paraclete is an innovator and developer of advanced ballistic body armor used by military personnel, including Special Forces units of the U.S. military. The purchase price of $30.4 million included a note payable and cash paid to the previous owners and other direct external costs associated with the acquisition. The note is non-interest bearing and is payable in five annual installments of $2.0 million beginning September 1, 2007. We recorded the note at a fair value of $8.5 million at the time of issuance. The note discount of $1.5 million is being recognized as interest expense over its term. Goodwill related to the Paraclete acquisition, which is included in the North American segment, is expected to be deductible for tax purposes.

During 2007, we finalized the allocation of the Paraclete purchase price, resulting in a $4.0 million adjustment between intangibles and goodwill. The following table summarizes the final estimated fair values of the Paraclete assets acquired and liabilities assumed at the date of acquisition:

	September 2006
	(In thousands)
Current assets	$ 2,640
Property	2,414
Intangibles	2,696
Goodwill	22,675
Total assets acquired	30,425

In January 2006, we acquired Select Personal Protective Equipment (Select PPE) of South Africa, an established supplier of multi-brand safety equipment and solutions to the South African mining industry. The purchase price of $7.9 million in cash included amounts paid to the previous owners and other direct costs associated with the acquisition. Goodwill related to Select PPE, which is included in the International segment, is not expected to be deductible for tax purposes. At the same time, we took steps to ensure our compliance with South African Black Economic Empowerment (BEE) requirements by contributing our existing South African company, MSA Africa, and Select PPE to a newly-formed South African holding company in exchange for 74.9% common ownership interest in the holding company, preferred stock and interest bearing notes receivable. The new South African holding company issued 37,650 common shares, the remaining 25.1% ownership interest, to Mineworkers Investment Company of Johannesburg, South Africa at a price of $0.7 million. The carrying value of these shares was $0.8 million on the transaction date. Accordingly, we recognized a loss of $0.1 million, net of tax benefit, in connection with this transaction. We elected to account for the $0.1 million loss on the sale of stock by a subsidiary in net income and have applied this method consistently.

In September 2005, we acquired Microsensor Systems, Inc. of Bowling Green, Kentucky. Microsensor Systems is a world leader in surface acoustic wave based chemical sensing technology used to detect chemical warfare agents. The initial purchase price of $12.8 million in cash included amounts paid to the previous owners and other direct external costs associated with the acquisition. Goodwill related to the Microsensor Systems acquisition, which is included in the North American segment, is expected to be deductible for tax purposes. The acquisition agreement provides for additional consideration of up to $2.3 million to be paid to the former owners based on sales of certain Microsensor Systems products during the five year period from September 1, 2005 through August 31, 2010. Additional consideration will be charged to goodwill. Through December 31, 2007, no additional consideration has been paid under the terms of Microsensor Systems acquisition agreement.

The operating results of all acquisitions have been included in our consolidated financial statements from their respective acquisition dates. Pro forma consolidated results, as if the acquisitions had occurred at the beginning of 2005, would not be materially different from the results reported.

Note 17—Contingencies

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 2,600 lawsuits primarily involving respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 16,500 plaintiffs. Approximately 90% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, in recent years there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential maximum liability for such claims, in part because the defendants in these lawsuits are often numerous, and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our exposures on an ongoing basis and make adjustments to the reserve as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

We are currently involved in coverage litigation with Century Indemnity Company (Century). Century filed a lawsuit in the Superior Court of New Jersey seeking a declaration of Century's obligations with respect to certain asbestos, silica and other claims under five insurance policies issued to us by Century. The New Jersey Superior Court issued an order granting our motion to dismiss this case on jurisdictional grounds. Century appealed that order and on February 26, 2008, the Appellate Division of the Superior Court of New Jersey affirmed the decision of the trial court dismissing the case. It is unknown whether Century will seek to appeal that decision. We have sued Century in the Court of Common Pleas of Allegheny County, Pennsylvania, alleging that Century breached the five insurance policies by failing to pay amounts owing to us. The Pennsylvania court has denied a motion by Century to stay or dismiss the Pennsylvania lawsuit in favor of the New Jersey action and the Pennsylvania action is proceeding. We believe that Century's refusal to indemnify us under the policies is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all amounts. The case is currently in discovery.

We regularly evaluate the collectibility of these receivables and record the amounts that we conclude are probable of collection based on our analysis of our various policies, pertinent case law interpreting comparable policies and our experience with similar claims. The net balance of receivables from insurance carriers was $39.1 million and $18.4 million at December 31, 2007 and 2006, respectively.

Note 18—Recently Issued Accounting Standards

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. FAS No. 157 is effective on January 1, 2008. Upon adoption, the provisions of FAS No. 157 are to be applied prospectively with limited exceptions. Relative to FAS No. 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2, and proposed 157-c. FSP 157-1 amends FAS No. 157 to exclude FAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements. FSP 157-2 delays the effective date of FAS No. 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-c clarifies the principles in FAS No. 157 on the fair value measurement of liabilities. Based upon pronouncements issued to date, we do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. FAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. FAS No. 159 is effective January 1, 2008. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, which replaces FAS No. 141, Business Combinations. FAS No. 141(R) changes a number of significant aspects of the application the acquisition method of accounting for business combinations. Under FAS No. 141(R), acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will generally affect income tax expense. FAS No. 141(R) is effective on a prospective basis for business combinations with acquisition dates on or after the January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. Adjustments to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS No. 141(R) would also apply the provisions of FAS No. 141(R). We do not expect that the adoption of this statement, as it relates to past acquisitions, will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. FAS No. 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain ARB No. 51 consolidation procedures for consistency with the requirements of FAS No. 141(R) and expands disclosure requirements regarding the interests of the parent and its noncontrolling interest. FAS No. 160 is effective January 1, 2009. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the Emerging Issues Task Force issued EITF No. 07-1, Accounting for Collaborative Arrangements. EITF No. 07-1 requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company's financial statement and includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective January 1, 2009 and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

Note 19—Quarterly Financial Information (Unaudited)

	2007				
	Quarters				
	1st	2nd	3rd	4th	Year
	(In thousands, except earnings per share)				
Net sales	$225,939	$249,099	$247,675	$267,539	$990,252
Gross profit	89,169	93,796	90,268	100,816	374,049
Net income	16,068	17,328	16,735	17,457	67,588
Basic earnings per share	.45	.49	.47	.49	1.89
Diluted earnings per share	.44	.48	.46	.48	1.86

	2006				
	Quarters				
	1st	2nd	3rd	4th	Year
	(In thousands, except earnings per share)				
Net sales	$228,350	$218,623	$209,802	$256,939	$913,714
Gross profit	92,574	87,289	78,150	87,291	345,304
Net income	15,738	16,081	12,601	19,498	63,918
Basic earnings per share	.43	.44	.35	.54	1.76
Diluted earnings per share	.42	.43	.34	.53	1.73

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) *Changes in internal control.* There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See Item 8. Financial Statements and Supplementary Data—"Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

Incorporated by reference herein pursuant to Rule 12b—23 are (1) "Election of Directors," (2) "Executive Compensation," (3) "Other Information Concerning the Board of Directors," (4) "Stock Ownership," and (5) "Selection of Independent Registered Public Accounting Firm," appearing in the Proxy Statement filed pursuant to Regulation 14A in connection with the registrant's Annual Meeting of Shareholders to be held on May 13, 2008. The information appearing in such Proxy Statement under the caption "Audit Committee Report" and the other information appearing in such Proxy Statement and not specifically incorporated by reference herein is not incorporated herein. As to Item 10 above, also see the information reported in Part I of this Form 10-K, under the caption "Executive Officers of the Registrant," which is incorporated herein by reference. As to Item 10 above, the Company has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer and principal accounting officer and other Company officials. The text of the Code of Ethics is available on the Company's Internet site at *www.MSANet.com.* Any amendment to, or waiver of, a required provision of the Code of Ethics that applies to the Company's principal executive, financial or accounting officer will also be posted on the Company's Internet site at that address.

As to Item 12 above, following table sets forth information as of December 31, 2007 concerning common stock issuable under the Company's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,562,405	$23.12	732,476*
Equity compensation plans not approved by security holders	None	—	None
Total	1,562,405	$23.12	732,476

* Includes 642,877 shares available for issuance under the Company's 1998 Management Share Incentive Plan (MSIP) and 89,599 shares available for issuance under the Company's 1990 Non-Employee Directors' Stock Option Plan (DSOP). In addition to stock options, the DSOP authorizes the issuance of restricted stock awards, and the MSIP authorizes the issuance of stock appreciation rights, restricted stock, performance awards and other stock and stock-based awards.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements and Report of Independent Registered Public Accounting Firm (see Part II, Item 8 of this Form 10-K).

The following information is filed as part of this Form 10-K.

(a) 2. The following additional financial information for the three years ended December 31, 2007 is filed with the report and should be read in conjunction with the above financial statements:

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not material or the required information is shown in the consolidated financial statements and consolidated notes to the financial statements listed above.

(a) 3. Exhibits

(3)(i) Restated Articles of Incorporation as amended to January 16, 2004, filed as Exhibit 3(i) to Form 10-K on March 15, 2004, is incorporated herein by reference.

(3)(ii) By-laws of the registrant, as amended on October 26, 2004, filed as Exhibit 3.1 to Form 8-K on October 27, 2004, is incorporated herein by reference.

(10)(a)* 1998 Management Share Incentive Plan, as amended March 10, 1999, filed as Exhibit 10(a) to Form 10-Q on May 9, 2007, is incorporated herein by reference.

(10)(b)* Retirement Plan for Directors, as amended effective April 1, 2001, filed as Exhibit 10(a) to Form 10-Q on May 10, 2006, is incorporated herein by reference.

(10)(c)* Supplemental Pension Plan as of May 5, 1998, filed as Exhibit 10(d) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(d)* 1990 Non-Employee Directors' Stock Option Plan as amended May 15, 2007, filed as Exhibit 10(b) to Form 10-Q on August 7, 2007, is incorporated herein by reference.

(10)(e)* Executive Insurance Program as Amended and Restated as of January 1, 2006, filed as Exhibit 10(a) to Form 10-Q on August 7, 2007, is incorporated herein by reference.

(10)(f)* Annual Incentive Bonus Plan as of May 5, 1998, filed as Exhibit 10(g) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(g)* Form of Severance Agreement as of May 20, 1998 between the registrant and John T. Ryan III, filed as Exhibit 10(h) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(h)* Form of Severance Agreement between the registrant and the other executive officers filed as Exhibit 10(i) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(i)* First Amendment to the 1998 Management Share Incentive Plan as of March 10, 1999, filed as Exhibit 10(i) to Form 10-Q on August 6, 2004, is incorporated herein by reference.

(10)(j) Trust Agreement as of June 1, 1996 between the registrant and PNC Bank, N.A. re the Mine Safety Appliances Company Stock Compensation Trust filed as Exhibit 10(k) to Form 10-K on March 28, 2003, is incorporated herein by reference.

(10)(k)* MSA Supplemental Savings Plan, as amended and restated effective January 1, 2003, filed as Exhibit 10(l) to Form 10-K on March 28, 2003, is incorporated herein by reference.

(10)(l)* CEO Annual Incentive Award Plan filed as Appendix A to the registrant's definitive proxy statement dated March 29, 2005, is incorporated herein by reference.

(21) Affiliates of the registrant is filed herewith.

(23) Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm is filed herewith.

(31)(1) Certification of J. T. Ryan III pursuant to Rule 13a-14(a) is filed herewith.

(31)(2) Certification of D. L. Zeitler pursuant to Rule 13a-14(a) is filed herewith.

(32) Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.(S)1350 is filed herewith.

---

* The exhibits marked by an asterisk are management contracts or compensatory plans or arrangements.

The registrant agrees to furnish to the Commission upon request copies of all instruments with respect to long-term debt referred to in Note 9 of the Notes to Consolidated Financial Statements filed as part of Item 8 of this annual report which have not been previously filed or are not filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINE SAFETY APPLIANCES COMPANY

February 29, 2008	By	/s/ JOHN T. RYAN III
(Date)		**John T. Ryan III** **Chairman of the Board and** **Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN T. RYAN III **John T. Ryan III**	Director; Chairman of the Board and Chief Executive Officer	February 29, 2008
/s/ WILLIAM M. LAMBERT **William M. Lambert**	Director; President and Chief Operating Officer	February 29, 2008
/s/ DENNIS L. ZEITLER **Dennis L. Zeitler**	Senior Vice President—Finance; Principal Financial and Accounting Officer	February 29, 2008
/s/ ROBERT A. BRUGGEWORTH **Robert A. Bruggeworth**	Director	February 29, 2008
/s/ JAMES A. CEDERNA **James A. Cederna**	Director	February 29, 2008
/s/ THOMAS B. HOTOPP **Thomas B. Hotopp**	Director	February 29, 2008
/s/ DIANE M. PEARSE **Diane M. Pearse**	Director	February 29, 2008
/s/ L. EDWARD SHAW, JR. **L. Edward Shaw, Jr.**	Director	February 29, 2008
/s/ JOHN C. UNKOVIC **John C. Unkovic**	Director	February 29, 2008
/s/ THOMAS H. WITMER **Thomas H. Witmer**	Director	February 29, 2008

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Shareholders and Board of Directors
of Mine Safety Appliances Company:

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 29, 2008 appearing in the 2007 Annual Report to Shareholders of Mine Safety Appliances Company (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania
February 29, 2008

SCHEDULE II

MINE SAFETY APPLIANCES COMPANY AND AFFILIATES
VALUATION AND QUALIFYING ACCOUNTS
THREE YEARS ENDED DECEMBER 31, 2007

	2007	2006	2005
		(In thousands)	
Allowance for doubtful accounts:			
Balance at beginning of year	$5,574	$6,041	$7,548
Additions—			
Charged to costs and expenses	1,673	1,063	474
Deductions—			
Deductions from reserves (1)	689	1,530	1,981
Balance at end of year	6,558	5,574	6,041
Income tax valuation allowance:			
Balance at beginning of year	—	—	—
Additions—			
Charged to costs and expenses	1,846	—	—
Deductions—			
Deductions from reserves	—	—	—
Balance at end of year	1,846	—	—

(1) Bad debts written off, net of recoveries.

MINE SAFETY APPLIANCES COMPANY

The registrant's present affiliates include the following:

Name	State or Other Jurisdiction of Incorporation
Compañia MSA de Argentina S.A.	Argentina
MSA (Aust.) Pty. Limited	Australia
MSA-Auer Sicherheitstechnik Vertriebs GmbH	Austria
MSA Belgium NV	Belgium
MSA do Brasil Ltda.	Brazil
MSA Canada	Canada
MSA de Chile Ltda.	Chile
Wuxi-MSA Safety Equipment Co. Ltd.	China
MSA International, Inc.	Delaware
Microsensor Systems, Inc.	Kentucky
MSA Gallet	France
MSA Auer	Germany
MSA Europe	Germany
MSA-Auer Hungaria Safety Technology	Hungary
MSA Italiana S.p.A.	Italy
MSA Japan Ltd.	Japan
MSA Safety Malaysia Snd Bhd	Malaysia
MSA de Mexico, S.A. de C.V.	Mexico
MSA Nederland, B.V.	Netherlands
MSA del Peru S.A.C.	Peru
MSA-Auer Polska Sp. z o.o.	Poland
MSA (Britain) Limited	Scotland
MSA S.E. Asia Pte. Ltd.	Singapore
Samsac Holding (Pty.) Limited	South Africa
MSA Española S.A.	Spain
MSA Nordic	Sweden
Sordin AB	Sweden

The above-mentioned affiliated companies are included in the consolidated financial statements of the registrant filed as part of this annual report. The names of certain other affiliates, which considered in the aggregate as a single affiliate would not constitute a significant affiliate, have been omitted.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-43696, No. 333-51983 and 333-121196) of Mine Safety Appliances Company of our reports dated February 29, 2008 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appear in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 29, 2008

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)

I, John T. Ryan III, certify that:

1. I have reviewed this annual report on Form 10-K of Mine Safety Appliances Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 29, 2008

/s/ John T. Ryan III
John T. Ryan III
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)

I, Dennis L. Zeitler, certify that:

1. I have reviewed this annual report on Form 10-K of Mine Safety Appliances Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 29, 2008

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer

EXHIBIT 32

CERTIFICATION

Pursuant to 18 U.S.C. (S) 1350, the undersigned officers of Mine Safety Appliances Company (the "Company"), hereby certify, to the best of their knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13 (a) or 15 (d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 29, 2008

/s/ John T. Ryan III
John T. Ryan III
Chief Executive Officer

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer

Principal Operations

North America

Corporate Headquarters – Pittsburgh, Pa.

U.S. Manufacturing – Bowling Green, Ky;
Cranberry Twp., Pa.; Englewood, Co.; Evans City, Pa.;
Jacksonville, N.C.; Murrysville, Pa.; Newport, Vt.;
St. Pauls, N.C.

Research – John T. Ryan Memorial Laboratory,
Cranberry Twp., Pa.

MSA Canada, Toronto; Edmonton

MSA de Mexico, S.A. de C.V., Mexico City; Querétaro

Europe

MSA Europe (Headquarters), Berlin, Germany
MSA-Auer, Berlin, Germany
MSA-Auer, Czech, s.r.o., Ostrava, Czech
MSA-Auer GmbH, Czech o.z., Praha, Czech (Service Center)
MSA-Auer GmbH Romania, o.z., Bucuresti, Romania (Branch)
MSA-Auer GmbH, Slovakia o.z., Pezinok, Slovakia (Service Center)
MSA-Auer Hungaria Safety Technology, Budapest, Hungary
MSA-Auer Kiev, Kyiv, Ukraine (Representative Office)
MSA-Auer Miskolc, Tiszaujvaros, Hungary (Service Center)
MSA-Auer Moscow, Moscow, Russia (Representative Office)
MSA-Auer Petrosani, Petrosani, Romania (Service Center)
MSA-Auer Sicherheitstechnik Vertriebs GmbH, Absdorf, Austria
MSA Almay, Almaty, Kazakhstan (Service Center/Office)
MSA Aritron A.G., Forch, Switzerland
MSA Azerbaijan, Baku (Registered Office)
MSA Belgium, N.V., Lier
MSA (Britain) Limited, Glasgow
MSA Española, S.A., Barcelona
MSA de France, Chatillon sur Chalaronne
MSA Gallet, Chatillon sur Chalaronne, France; Mohammedia, Morocco
MSA Italiana S.p.A., Milan
MSA Nederland, B.V., Hoorn
MSA Nordic, Malmo, Sweden
MSA Polska Sp. z o.o., Warsaw, Poland
MSA Poznan, Poznan, Poland (Service Center)
MSA Serbia, Belgrade (Registered Office)
MSA Sordin AB, Varnamo, Sweden
MSA Szczecin, Szczecin, Poland (Service Center)

International

MSA de Argentina S.A., Buenos Aires
MSA (Aust.) Pty. Limited, Sydney
MSA (Australia), Auckland, New Zealand (Branch Office)
MSA do Brasil Ltda., São Paulo
MSA de Chile Ltda., Santiago
MSA (China) Safety Equipment Co., Ltd., Suzhou
MSA Egypt, Cairo
MSA Hong Kong Limited, Hong Kong
MSA (India) Limited, Calcutta
MSA Indonesia, Jakarta
MSA Japan Ltd., Tokyo
MSA Safety Malaysia Snd Bhd, Kuala Lumpur
MSA Middle East, Abu Dhabi, U.A.E.
MSA del Peru S.A.C., Lima
MSA S.E. Asia Pte. Ltd., Singapore
MSA (Suzhou) Safety Equipment Research and Development Co., Ltd., Suzhou, China
MSA del Peru S.A.C., Lima
MSA Thailand, Limited, Bangkok
Samsac Holding (Pty.) Limited, Johannesburg
Wuxi-MSA Safety Equipment Co., Ltd., Wuxi, China

Directors & Corporate Officers

Board of Directors

John T. Ryan III (1)
Chairman and Chief Executive Officer of the Company

Robert A. Bruggeworth (2)
President and Chief Executive Officer, RF Micro Devices, Inc. (high-performance radio systems for applications that drive mobile communications); Director, RF Micro Devices, Inc.; and Director, Light Path Technologies, Inc.

James A. Cederna (2) (3) (4)
Owner and President, Cederna International, Inc. (executive coaching)

Thomas B. Hotopp (1) (3) (4)
Retired (2003); formerly President of the Company

William M. Lambert
President and Chief Operating Officer of the Company

Diane M. Pearse (2)
Chief Financial Officer, Crate and Barrel (home furnishings retailer)

L. Edward Shaw, Jr.
Senior Managing Director, Richard C. Breeden & Co. (multi-disciplinary professional services firm); Director, HealthSouth Corporation; and Director, H&R Block, Inc.

John C. Unkovic (3) (4)
Partner and General Counsel, Reed Smith LLP (full service law firm)

Thomas H. Witmer (1) (2) (3)
Retired (1998); formerly President and Chief Executive Officer, Medrad, Inc. (manufacturer of medical devices)

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Nominating and Corporate Governance Committee

Officers

John T. Ryan III
Chairman of the Board and Chief Executive Officer

William M. Lambert
President and Chief Operating Officer

Roberto Cañizares
Executive Vice President; President, MSA International

Dennis L. Zeitler
Senior Vice President; Chief Financial Officer and Treasurer

Joseph A. Bigler
Vice President; President, MSA North America

Kerry M. Bove
Vice President, Global Operational Excellence

Ronald N. Herring, Jr.
Vice President, Global Product Leadership

Douglas K. McClaine
Vice President; Secretary and General Counsel

Stephen C. Plut
Vice President; Chief Information Officer

Paul R. Uhler
Vice President, Global Human Resources

Section 302 Certifications and NYSE CEO Certification

In June 2007, the Company's Chief Executive Officer submitted to the New York Stock Exchange the annual certification as to compliance with the Exchange's Corporate Governance Listing Standards required by Section 303A.12(a) of the Exchange's Listed Company Manual. The certification was unqualified.

The Company's reports filed with the Securities and Exchange Commission during the past year, including the Annual Report on Form 10-K for the year ended December 31, 2007, have contained the certifications of the Company's Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure required by Section 302 of the Sarbanes-Oxley Act.

Shareholders' Inquiries

Additional copies of the company's 2007 Annual Report, including Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by shareholders after April 1, 2008. Printed and electronic versions are available. Requests should be directed to the Chief Financial Officer, who can be reached at one of the following:

Phone:	412-967-3046
Fax:	412-967-3367
Internet:	MSAnet.com
U.S. Mail:	MSA Chief Financial Officer P. O. Box 426 Pittsburgh, PA 15230

Organization

MSA made a number of key organizational changes in 2007 to further enhance the company's position as the world's leading provider of sophisticated safety equipment and to ensure continuity of strong and experienced leadership going forward.



William M. Lambert

In 2007, John T. Ryan III announced his intention to retire as CEO in 2008. As part of a planned management succession, **William M. Lambert** was elected to the newly created position of President and Chief Operating Officer. A veteran MSA executive who possesses the leadership, experience and strategic vision necessary to drive the future growth and success of MSA, Mr. Lambert currently oversees the implementation of all strategic initiatives across MSA's global portfolio that are enhancing the company's productivity, processes and products. The MSA management succession plan calls for Mr. Lambert to become CEO at the time of Mr. Ryan's retirement from the company in mid-2008.



Roberto Cañizares

As part of this transition, the Board of Directors also elected **Roberto Cañizares** Executive Vice President and **Dennis Zeitler** Senior Vice President.

As President of MSA International, Mr. Cañizares assumes P&L responsibility for all of MSA's international business activities, including the company's European operations.



Dennis Zeitler

Mr. Zeitler currently serves the company as Chief Financial Officer. His election to Senior Vice President recognizes Mr. Zeitler's long and exemplary service as a member of MSA's executive team and his many contributions over the years in guiding MSA's continued financial success and health.

In addition to the changes above, the MSA executive team and the Board of Directors renewed its strategic long-range focus in 2007, calling for the following four critical imperatives to be achieved:

- *Sustainable growth through product leadership*
- *Market penetration through strong customer focus*
- *Cost control and increased efficiency in asset utilization*
- *Building the depth, breadth and diversity of MSA's global team*

Accordingly, MSA took the following steps to realign its executive management team, stressing the importance of globally coordinated functions in operations, product marketing, new product development and human resources.



Joseph A. Bigler

Joseph A. Bigler now serves as Vice President and President, MSA North America. In this expanded role, Mr. Bigler oversees all business activities within North America, assuming primary P&L responsibility for this half of MSA.



Kerry M. Bove

Kerry M. Bove was named Vice President, Global Operational Excellence. In this capacity, Mr. Bove serves as the functional leader for all of the company's manufacturing, logistics and operations activities that support MSA's Operational Excellence initiatives.



Ronald N. Herring, Jr.

Overseeing MSA's global product development activities is **Ronald N. Herring, Jr.**, who was named Vice President, Global Product Leadership. In this expanded role, Mr. Herring serves as the functional leader for all new product development, advanced technology, product marketing and corporate branding activities that support MSA's Product Leadership goals.



Paul R. Uhler

And finally, **Paul R. Uhler** was named Vice President, Global Human Resources. In this capacity, Mr. Uhler will be the functional leader overseeing all of MSA's Human Resource activities that support the company's global HR and growth initiatives.

The cornerstones of this new organizational structure are teamwork, open communication, key process design and implementation, and aligned metrics for corporate success. By relying on these four critical success factors, which in many respects are already strengths of MSA, we will build upon this new global structure in a way that best positions MSA to achieve its long-range goals.

MSA

The Safety Company

Mine Safety Appliances Company

121 Gamma Drive
RIDC Industrial Park
O'Hara Township
Pittsburgh, PA 15238

412-967-3000
www.MSAnet.com

END